Registration No. ______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                            REGAL-BELOIT CORPORATION
             (Exact name of registrant as specified in its charter)

             Wisconsin                                       39-0875718
  (State or other jurisdiction of                         (I.R.S. Employer
  incorporation or organization)                         Identification No.)

                            Regal-Beloit Corporation
                                200 State Street
                          Beloit, Wisconsin 53511-6254
                                 (608) 364-8800
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      -------------------------------------

                                James L. Packard
                 Chairman, President and Chief Executive Officer
                            Regal-Beloit Corporation
                                200 State Street
                          Beloit, Wisconsin 53511-6254
                                 (608) 364-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      -------------------------------------
                                 with a copy to:
    Benjamin F. Garmer, III                               Charles M. Weber
        Foley & Lardner                                 Quarles & Brady LLP
   777 East Wisconsin Avenue                         411 East Wisconsin Avenue
   Milwaukee, Wisconsin 53202                        Milwaukee, Wisconsin 53202
         (414) 271-2400                                    (414) 277-5000
                      -------------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
     Title of Each Class of         Amount to Be       Proposed Maximum Offering     Proposed Maximum Aggregate       Amount of
  Securities to Be Registered       Registered(1)          Price Per Share(2)             Offering Price(2)        Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value,     3,450,000 shares               $22.24                      $76,728,000                $7,059
with attached Common Share        and rights
Purchase Rights.................
====================================================================================================================================
(1)   Each share of Regal-Beloit Corporation Common Stock has attached thereto one Common Share Purchase Right.
(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the
      Securities Act of 1933, based on the average of the high and low prices of the Common Stock of Regal-Beloit Corporation as reported on the American Stock Exchange on January 29, 2002. The value attributable to the Rights is reflected in the price of the Common Stock.

                      -------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS OFFER OR SALE IS NOT PERMITTED.

                    Subject to Completion - February 1, 2002


                                     [LOGO]

                            Regal-Beloit Corporation

                        3,000,000 Shares of Common Stock
                            -------------------------

       We are offering 3,000,000 shares of our common stock. Our common stock is listed on the American Stock Exchange under the symbol "RBC." The last reported sale price of our common stock on _________, 2002 was $____________ per share.

       Investing in our common stock involves risks. See "Risk Factors" on page
7.

                                                           Per Share     Total
                                                         ------------- ---------
   Public offering price................................   $           $

   Underwriting discounts and commissions...............   $           $

   Proceeds to Regal-Beloit Corporation.................   $           $

       We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            -------------------------

    Robert W. Baird & Co.

                                ABN AMRO Rothschild LLC

                                                            CIBC World Markets



                       , 2002

                                     [LOGO]
                            REGAL-BELOIT CORPORATION

                                TABLE OF CONTENTS

                                                                          Page
Forward-Looking Statements..............................................    i
Prospectus Summary......................................................    1
Risk Factors............................................................    7
Use of Proceeds.........................................................   10
Price Range of Common Stock and
   Dividend Policy......................................................   11
Capitalization..........................................................   12
Selected Consolidated Financial Data....................................   13
Business................................................................   14
Management's Discussion and Analysis
   of Financial Statements..............................................   22
Management and Board of Directors.......................................   26
   Description of Common Stock..........................................   28
Underwriting............................................................   30
Where You Can Find More Information.....................................   32
Incorporation of Information by Reference...............................   32
Legal Matters...........................................................   32
Experts.................................................................   32
Index to Historical Consolidated
   Financial Statements.................................................  F-1

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus.

       The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about ___________, 2002 against payment in immediately available funds.

       We have registered the following trademarks, which are used in this prospectus: Regal-Beloit(R), Electra-Gear(R), Mastergear(R), Leeson(R), Marathon(R), Marathon Electric(R), Marathon Generators(R), Marathon Special Products(R), Thomson Technology(R) and Velvet Drive(R). We also own the following trademarks and trade names, which are used in this prospectus: Lincoln Motors, Hub City, Grove Gear, Durst, Richmond, Ohio Gear, Foote-Jones/Illinois Gear, New York Twist Drill and Regal Cutting Tools.

                           FORWARD-LOOKING STATEMENTS

       All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives for future operations included in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or words of similar meaning. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus. Factors that could cause such a variance are disclosed in the section "Risk Factors" and elsewhere in this prospectus and include the following for each of our business segments:

       o      cyclical downturns affecting the markets for capital goods

       o our ability to achieve anticipated synergies in our acquired businesses

       o substantial increases in interest rates that impact the cost of our outstanding debt o our ability to satisfy various covenant requirements under our existing credit facility

       o the success of our management in increasing sales and maintaining or improving the operating margins of our businesses

       o the availability of or material increases in the costs of select raw materials or parts

       o      actions taken by our competitors

       We urge you to consider these factors and to review carefully the section "Risk Factors" for a more complete discussion of the risks of an investment in our common stock. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to update publicly these statements to reflect subsequent events or circumstances.

                               PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our common stock, we encourage you to read this prospectus in its entirety and the other documents to which we have referred you. Unless the context requires otherwise, references in this prospectus to "we," "us" or "our" refer collectively to Regal-Beloit Corporation and its subsidiaries and references to "EBITDA" refer to our income from operations plus depreciation and amortization. Unless otherwise stated, the information contained in this prospectus assumes the underwriters do not exercise the over-allotment option.

                            Regal-Beloit Corporation
Overview

       We are a leading manufacturer and marketer of industrial electric motors, electric power generation components and controls, mechanical motion control products, and cutting tools, serving markets predominantly in the United States as well as throughout the world. Our products are used in a variety of essential industrial applications, and we believe we have one of the most comprehensive product lines in the markets we serve. We sell our products using more than 20 recognized brand names through a multi-channel distribution model, which we believe provides us with a competitive selling advantage and allows us to more fully penetrate our target markets.

       During the last five years, our net sales have increased at a compound annual growth rate of 18.4%, from $285.4 million in 1996 to $663.6 million in 2001. We have historically generated significant profits and cash flow. During the last five years, our EBITDA as a percentage of net sales, or EBITDA margin, has averaged 16.9%, and our cumulative cash flow from operations has been $333.3 million. In 2001, despite being adversely affected by the economic recession, our EBITDA was $87.9 million, our EBITDA margin was 13.2% and our net income was $19.6 million. Since we acquired Leeson Electric Corporation in September 2000 for $260 million in cash, we have reduced our debt by more than $50 million to $345.8 million as of December 31, 2001.

       Our business is organized in two segments: our electrical group, which represented 69% of our 2001 net sales, and our mechanical group, which represented 31% of our 2001 net sales. Our electrical group manufactures and markets a full line of alternating current (AC) and direct current (DC) industrial electric motors, electric power generation components and controls, and electrical connecting devices. Our mechanical group manufactures and markets a broad array of mechanical products, including gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and cutting tools. Original equipment manufacturers and end users in a variety of motion control and other industrial applications increasingly combine the types of electrical and mechanical products we offer. We seek to take advantage of this trend and to enhance our market penetration by leveraging cross-marketing and product line bundling opportunities between products in our electrical and mechanical groups.

       We sell our products directly to original equipment manufacturers and distributors across many markets. Our two business segments are divided into multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers' representative organizations. We manufacture the vast majority of the products that we sell and have manufacturing, sales and distribution facilities throughout the United States and Canada as well as in Europe and the Far East.

Our Competitive Strengths

       A Leader in Our Major Market Segments. With the acquisitions of Marathon Electric Manufacturing Corporation in 1997, the Lincoln Motors business of Lincoln Electric Holdings, Inc. in 1999 and Leeson Electric Corporation in 2000, we believe we have become one of the largest producers of industrial electric motors in the United States. We offer more than 8,000 stock models and a wide assortment of custom AC and DC industrial electric motors ranging in size from sub-fractional to large integral horsepower. In addition, we believe that we are the leading electric generator manufacturer in the United States that is not affiliated with a diesel engine manufacturer. Furthermore, we believe that we are the leading manufacturer in the United States of worm gear drives and bevel gear drives.

       Comprehensive Product Offering and Leading Brands. We believe we offer one of the most comprehensive product lines in our markets. This breadth of product offering enables us to provide a "one-stop shop" for our customers, who increasingly require complete electrical and mechanical motion control solutions, including electric motors, gearboxes and drives. Many of our brands have an extensive history within our industry and are known for their quality, reliability and performance, including Marathon Electric, Leeson Electric, Lincoln Motors, Thomson Technology, Hub City, Grove Gear, Mastergear, Foote-Jones/Illinois Gear, Durst, Electra-Gear, Richmond Gear, Ohio Gear, Velvet Drive Transmissions and Regal Cutting Tools. We believe that our brand identity has created customer loyalty and helps us capture additional business, as well as maintain existing business, particularly as our customers look to procure equipment from fewer manufacturers.

       Multi-Channel/Multi-Brand Distribution Model. We use the strength of each of our brand names and sales organizations to reach many customers across a multitude of markets. Each of our business units maintains its own branded product offering and its own sales and marketing organization. On a combined basis, our individual business units' sales organizations consist of more than 120 direct sales employees and 430 exclusive and non-exclusive manufacturers' representatives from 170 organizations as of January 2002. In 2001, across all of our business units, we sold products to more than 6,500 original equipment manufacturers and 11,000 distributors.

       Rapid Response Capabilities. We focus on providing unparalleled customer service and the timely delivery of both stock and custom products. Our business units focus on coordinating their sales, application engineering and manufacturing capabilities to compress the lead time necessary to produce stock and, importantly, custom products. In many cases, we have reduced the lead time for the delivery of custom products from weeks to days or even hours. Our vertically integrated manufacturing operations, including our own cast iron foundry and aluminum die casting and steel stamping operations, are an important element of our rapid response capabilities. In addition, we have an extensive internal logistics operation that consists of our own fleet of semi-tractors and semi-trailers and a network of distribution facilities with the capability to modify stock products to quickly meet specific custom requirements in many instances. This operation reduces the risk of interruptions in our delivery schedules, further improves our customer service and response times, and lowers our overall distribution costs.

       Product Development Focus. Each of our business units has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom solutions. We have one of the electric motor industry's most sophisticated product development and testing laboratories. We believe these capabilities provide a significant competitive advantage in the development of high quality motors and electric generators incorporating leading design characteristics such as low vibration, low noise, improved safety, reliability and enhanced energy efficiency. An example of the success of our research and development efforts is our recently introduced line of microMAXTM AC inverter duty motors, which won the 2001 "Product of the Year" award in its category from Plant Engineering magazine.

       Broad and Diverse Customer Base. We offer products to customers in dozens of industries with no significant exposure to any one industry or any one customer. We distribute our products almost equally to original equipment manufacturers and distributors, many of whom have different purchasing patterns and varying sensitivities to changes in the economy. In 2001, no customer accounted for more than 3% of our net sales, and the top ten customers accounted for less than 11% of our net sales. In addition, we believe that a portion of our sales is tied to replacement demand, helping to offset varying demand within the original equipment manufacturer sector.

       Experienced Management Team. Our senior management team has significant experience in industrial manufacturing, marketing and sales. In addition, this team is skilled in the acquisition and integration of businesses, aggressive cost management, and efficient manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Since 1979, our current management team has completed and successfully integrated 22 acquisitions. We have a proven track record of acquiring complementary businesses and product lines, integrating their activities into our organization and aggressively managing their cost structures to reduce waste and unnecessary expenditures.

Our Business Strategy

       We have directed our business strategy, described below, at trends that influence the markets we serve. These trends include:

       o a consolidation of fragmented distribution channels, as companies seek a single source of supply for their needs

       o a growing demand for suppliers that can provide complete electrical and mechanical motion control solutions

       o      an increasing need for more technically advanced products

       o customer expectations for more rapid turn around times and lower costs

These trends are contributing to a consolidation in our electrical and mechanical markets as manufacturers are forced either to become more competitive or seek stronger partners.

       Grow Revenues Organically in Excess of Market Rates. We intend to use our competitive advantages to grow our market share across all of our product lines. Our growth initiatives are outlined below:

       o Leverage Cross-Marketing and Product Line Bundling Opportunities. We seek to enhance our market penetration through cross-marketing and product line bundling opportunities between our business units. For example, during 2001 we introduced 900 new models of electric motors into our various distribution channels as a result of integrating our respective motor offerings. In addition, we design certain of our drive, motor and gear drive products to connect to one another so that we can provide a performance-matched, packaged solution that best suits our customers' needs.

       o Introduce New Products. We are continuing to expand our business by developing new, differentiated products in each of our business segments. We work closely with our customers to develop new products or enhancements to existing products that improve performance and meet their needs. For example, we have redesigned more than 50% of our electric motor line to meet the new Premium Compliant Electric Motor standards of the National Electrical Manufacturers Association, or NEMA. These redesigned motors offer increased efficiency that results in significant cost savings for customers over previous models. In addition, we have recently introduced many new product lines, including our microMAXTM AC inverter duty motors, a line of high efficiency, low vibration severe duty electric motors and large frame 1 1/2to 4 megawatt electric generators. Furthermore, in 2002, we plan to introduce various new products, including a line of high efficiency helical worm, helical bevel and parallel shaft drives. This new line of drives will complement our existing high efficiency helical in-line drives and will allow us to compete more effectively in this growing segment of the gear drive market.

       o Capture Custom Product Sales. We will continue to leverage our rapid response capabilities to capture additional custom product business. Custom products generally provide higher margins than stock products because they require additional engineering and production effort and may involve the delivery of smaller quantities often within limited timeframes. Our ability to provide these products within very short lead times strengthens our relationship with customers and enhances our ability to sell other custom and stock products to these same customers. In addition, we believe that some of our competitors may be reluctant to pursue our existing or new custom product customers because of the perceived high cost of supporting these customers, duplicating or creating product designs and producing high quality products within short timeframes.

       o Grow Our Power Generation Business. Our power generation business, which includes electric generators and other power generation components and controls, represents a significant and growing portion of our electrical group net sales. We intend to continue to seek ways to take advantage of the growing market for prime and standby power generation in the United States and overseas by expanding our line of generators to meet higher and more sophisticated power generation requirements. With our June 2000 acquisition of Thomson Technology, Inc., we specifically targeted the emerging power generation controls market and now offer automatic transfer switches, paralleling switchgear and controls, and systems controls. When these control products are bundled with our Marathon generators, we are able to provide critical components of a system solution to power generation markets throughout the world.

       Continuously Lower Manufacturing Costs. We have continuously sought ways to lower costs, enhance product quality, reduce manufacturing inefficiencies and increase productivity. The major initiatives that we have in process include the following:

       o Complete the Integration of Leeson Electric and Capitalize on Operating Synergies. At the time of the Leeson Electric acquisition in September 2000, we targeted and still expect to achieve cost savings and synergies of at least $12 to $15 million annually by the end of 2003. Today, we have substantially integrated Leeson Electric into our business and have begun to capitalize on the significant operating and financial benefits of this acquisition. We expect to achieve continued cost savings and synergies as a result of leveraging raw material purchases, operational improvements, freight and distribution synergies, and the cross-selling of our products.

       o Further Improve Operational Efficiency. We have a culture that seeks out and eliminates unnecessary costs at all levels of the organization and drives continuous improvement in our manufacturing operations. In 2001, we created, within the electrical group, our motor technologies group to fully leverage potential efficiencies across our electric motor operations. This motor technologies group will centralize and manage the manufacturing, purchasing, engineering, accounting, information technology and quality control activities of our Marathon, Lincoln and Leeson electric motor businesses. Furthermore, the motor technologies group is specifically fostering the sharing of best practices across each of the three motor businesses and creating focused centers of excellence in each of our motor manufacturing functions.

       o Focus on Sourcing and Logistics Opportunities. During the past decade, we have aggressively pursued global sourcing initiatives, particularly in the Far East, and now have several strategic sourcing partners. As a result of our established relationships in these markets, our electrical group sourced more than $40 million of components and finished products from China in 2001, including castings, machined parts and a variety of complete motors and generators. We also have a rapidly growing joint venture in China that manufactures electric generators. We are currently evaluating various opportunities to further leverage these relationships. Moreover, we believe that our internal logistics operation will significantly reduce costs by allowing us to further capture backhaul efficiencies, reduce inventory and consolidate freight costs.

       Pursue Strategic Acquisitions. We are a consolidator in our fragmented markets and will continue to pursue complementary strategic acquisitions to grow our business. In evaluating potential acquisitions, we focus on opportunities to broaden our market coverage, expand our customer base, broaden and round out our product lines, realize operating synergies and enter new markets. We believe that the current market environment creates a good opportunity to acquire smaller, complementary businesses or product lines at attractive terms. Our ability to finance cash acquisitions is currently limited under the terms of our bank credit agreement. Under our credit agreement, we currently need bank approval before making any single acquisition for more than $15 million in cash or any acquisitions for more than $30 million in cash in the aggregate. We believe our completion of this offering will enhance our ability to finance cash acquisitions in the future. The credit agreement provides for a release of this restriction on acquisitions if our ratio of funded debt to EBITDA is below 3.00 to 1 at the end of two consecutive calendar quarters.

Corporate Information

       Our principal executive offices are located at 200 State Street, Beloit, Wisconsin 53511-6254, and our telephone number is (608) 364-8800. Our website address is www.regal-beloit.com. However, the information contained on our website is not part of this prospectus.

                                  The Offering

Common stock offered by
    Regal-Beloit Corporation................................3,000,000 shares

Common stock to be outstanding after the offering...........23,877,249 shares

Use of proceeds.............................................We expect to use the net proceeds of the
                                                            offering to reduce
                                                            debt under our
                                                            credit facility.

American Stock Exchange symbol..............................RBC

Risk factors................................................See the section entitled "Risk
                                                            Factors" on page 7
                                                            for a discussion of
                                                            factors you should
                                                            consider carefully
                                                            before deciding to
                                                            buy our common
                                                            stock.

       The number of shares of common stock outstanding after this offering is based on the actual number of shares outstanding as of December 31, 2001, and excludes:

       o 1,460,124 shares of common stock issuable upon exercise of options outstanding as of December 31, 2001, at a weighted average exercise price of $18.49 per share; and

       o 531,718 shares of common stock available for future grants under our stock option plans.

       The number of shares of common stock offered and to be outstanding assumes that the underwriters have not exercised their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 450,000 shares of our common stock and will have 24,327,249 shares of our common stock outstanding after the offering.

                       Summary Consolidated Financial Data

       We have derived the summary historical financial data as of and for each of the five years ended December 31, 2001 from our audited consolidated financial statements. You should read this information together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Statements" and our consolidated financial statements, including the related Notes to Consolidated Financial Statements, included elsewhere in this prospectus.

                        Summary Historical Financial Data

                                                       For the Years Ended December 31,
                                          1997(1)      1998            1999           2000(2)          2001
                                          -------      ----            ----           -------          ----
                                       (In Thousands of Dollars, Except Shares Outstanding and Per Share Data)
Statement of Income Data:
Net Sales........................       $ 493,174    $ 550,277      $ 550,661       $ 598,203       $ 663,571
Cost of Sales....................         355,473      396,665        406,493         440,774         497,694
                                        ---------    ---------      ---------       ---------       ---------
   Gross Profit..................         137,701      153,612        144,168         157,429         165,877
Operating Expenses...............          63,320       72,499         71,728          85,821         109,817
                                        ---------    ---------      ---------       ---------       ---------
   Income From Operations........          74,381       81,113         72,440          71,608          56,060
Interest Expense.................          10,804       11,479          9,406          15,332          22,239
Interest Income..................             810          306            220             274             221
                                        ---------    ---------      ---------       ---------       ---------
   Income Before Income Taxes....          64,387       69,940         63,254          56,550          34,042
Provision For Income Taxes.......          25,490       26,979         25,187          22,779          14,452
                                        ---------    ---------      ---------       ---------       ---------
   Net Income....................       $  38,897    $  42,961      $  38,067       $  33,771       $  19,590
                                        =========    =========      =========       =========       =========
Earnings Per Share...............       $    1.87    $    2.06      $    1.82       $    1.61       $     .94
                                        =========    =========      =========       =========       =========
Earnings Per Share-Assuming Dilution    $    1.83    $    2.02      $    1.80       $    1.61       $     .93
                                        =========    =========      =========       =========       =========
Average Number of Shares
   Outstanding...................      20,805,844   20,893,182     20,959,182      20,984,423      20,868,896
                                       ==========   ==========     ==========      ==========      ==========
Average Number of Shares-Assuming
   Dilution......................      21,275,061   21,278,497     21,169,580      20,996,189      21,124,204
                                       ==========   ==========     ==========      ==========      ==========
Balance Sheet Data:
 Cash and Cash Equivalents.......       $   3,351    $   3,548      $   1,729       $   2,612       $   6,629
 Working Capital.................         100,627      117,305        131,370         185,781         161,044
 Total Assets....................         488,699      485,070        508,165         792,407         746,599
 Long-term Debt..................         192,261      166,218        148,166         393,510         345,667
 Shareholders' Investment........         189,427      224,497        252,626         273,889         280,150

Other Financial Data:
Capital Expenditures.............       $  16,076    $  14,836      $  11,422       $  16,994       $  15,426
Depreciation and Amortization....          18,874       22,039         23,052          25,549          31,798
EBITDA(3)........................          93,255      103,152         95,492          97,157          87,858

--------------------
(1) Includes the results of Marathon Electric Manufacturing Corporation from
    March 26, 1997, the date of its acquisition.

(2) Includes the results of Leeson Electric Corporation from September 29, 2000, the date of its acquisition.

(3) EBITDA consists of income from operations plus depreciation and amortization. We have presented EBITDA information solely as a supplemental disclosure because management believes that it is commonly used as an analytical indicator and also as a measure of leverage capacity and debt service ability. EBITDA should not be construed as an alternative to income from operations as determined in accordance with accounting principles generally accepted in the United States as an indicator of our operating performance, or as an alternative to cash flows from operating activities as determined in accordance with accounting principles generally accepted in the United States as a measure of liquidity. We have significant uses of cash flows, including capital expenditures and debt principal repayments, that are not reflected in EBITDA. It should also be noted that not all companies that report EBITDA information calculate EBITDA in the same manner as we do.

                                  RISK FACTORS

       You should carefully consider the risk factors set forth below and all other information contained in this prospectus, including the documents incorporated by reference, before making a decision to buy our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

Cyclicality adversely affects us.

       Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. Economic factors adversely affecting original equipment manufacturer production and consumer spending could adversely impact us. During periods of expansion in original equipment manufacturer production, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products. Original equipment manufacturer production is currently experiencing a downturn, which is adversely affecting demand for our products. This downturn may continue or become more severe. The cyclical nature of our business is partially offset by replacement demand for our products as well as the diversity of our customer base.

Our leverage could adversely affect our financial health, make us vulnerable to adverse economic and industry conditions and prevent us from fulfilling our obligations under our credit facility.

       We have incurred indebtedness that is substantial in relation to our shareholders' investment. As of December 31, 2001, we had approximately $345.8 million of total debt outstanding and $280.2 million of total shareholders' investment. Our indebtedness has important consequences. For example, it could:

       o make it difficult for us to fulfill our obligations under our credit facility

       o increase our vulnerability to interest rate changes and general adverse economic and industry conditions

       o require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities

       o limit our flexibility in planning for, or reacting to, changes in our business and our markets

       o place us at a competitive disadvantage relative to our competitors that have less debt

A continuing economic recession may impact substantially leveraged companies, such as us, more than competing companies with less leverage and may have a material adverse effect on our financial condition, results of operations and cash flows.

       In addition, our credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. At December 31, 2001, we were in compliance with these ratios and tests. We are specifically subject to a covenant that requires us to have a ratio of funded debt to trailing 12-month EBITDA of below the following:
4.00 to 1 at March 31, 2002; 3.75 to 1 at June 30, 2002; 3.50 to 1 at September
30, 2002; 3.25 to 1 at December 31, 2002; and 3.00 to 1 at March 31, 2003 and
thereafter. Funded debt under our credit agreement is defined as all indebtedness for borrowed money plus specified debt equivalents, including capitalized leases. At December 31, 2001, our funded debt was equal to our long-term debt plus current maturities of long-term debt as reflected on our balance sheet. If we complete the offering as contemplated, then we believe we will be in a position to satisfy the financial ratios and tests specified by our credit agreement for the foreseeable future, absent unexpected changes in general business and economic conditions. Based on an assumed offering price of $___ per share, we estimate that we will raise approximately $____ million of net proceeds in this offering that we intend to use to pay down our existing debt. In January 2002, in anticipation that we would not, as of March 31, 2002, satisfy the required funded debt to EBITDA ratio specified by our credit agreement if we failed to complete this offering by that date, we amended our credit facility to provide what we believe to be sufficient relief from the funded debt covenant through May 30, 2002. If, after May 30,

2002, we fail for any reason to meet the required ratios and tests, then we will need to seek additional covenant waivers from our lenders or be in default under our credit agreement. Although we believe that we would be able to obtain additional covenant relief, if necessary, we cannot assure you that our lenders would waive any future failure to meet those ratios and tests. If an event of default under our credit facility occurs, then the lenders could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable.

Our future success depends on our ability to integrate effectively acquired companies and manage our growth.

       Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. Realization of the benefits of acquisitions often requires integration of some or all of the acquired companies' sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations. The integration of the companies will demand substantial attention from senior management and the management of the acquired companies. We cannot assure you that we will be able to integrate successfully our recent acquisitions or any future acquisitions, that these acquired companies will operate profitably, or that we will realize the potential benefits from these acquisitions.

We may be adversely impacted by an inability to identify acquisition candidates and finance acquisitions.

       A substantial portion of our growth in the past five years has come through acquisitions and our growth strategy is based in part upon acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. Even if we are able to identify acquisition candidates and otherwise complete future acquisitions, our current leverage may limit our ability to finance future acquisitions with cash. For example, our current credit facility limits our ability to borrow funds to finance our activities, including the financing of future acquisitions. On a pro forma basis at December 31, 2001, assuming that we are able to raise $_______ million in net proceeds in this offering, we would have been entitled to borrow $_______ million under our amended credit agreement. Limitations on our borrowing capacity could impact our ability to make future acquisitions or otherwise take advantage of other business opportunities that may arise.

We operate in highly competitive electric motor, power generation and mechanical motion control markets.

       The electric motor, power generation and mechanical motion control markets are highly competitive. Some of our competitors are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, we compete with divisions of our original equipment manufacturer customers. There can be no assurance that our products will be able to compete successfully with the products of these other companies. Our competitive position in the markets in which we compete could be adversely affected by many factors, including, but not limited to, our inability to be successful in making strategic acquisitions or establishing alliances that will enable us to expand our global presence. If we are unable to complete these actions successfully, then our competitive position may be adversely affected.

       The failure to obtain new business from new products or to retain or increase business with redesigned existing or customized products could also adversely affect our business. It may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing or customized products. We may incur significant expense in preparing to meet anticipated customer requirements, which may not be recovered.

       There is substantial and continuing pressure from the major original equipment manufacturers and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. If we are unable to generate sufficient production cost savings in the future to offset price reductions, then our gross margin could be adversely affected.

We have implemented and Wisconsin law contains anti-takeover provisions that may adversely affect your rights as a holder of our common stock.

       Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders. See "Description of Common Stock - Certain Anti-Takeover Provisions."

       Each currently outstanding share of our common stock includes, and each newly issued share of our common stock will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See "Description of Common Stock - Common Share Purchase Rights."

       We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

       o requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards

       o prohibiting some business combinations between us and an interested shareholder for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances

       o limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced

       o limiting the voting power of shareholders who own more than 20% of our stock

                                 USE OF PROCEEDS

       Based on an assumed offering price of $___ per share, we estimate that we will raise approximately $_______ million of net proceeds in this offering (assuming no exercise of the underwriters' over-allotment option), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds raised in this offering to repay debt under our credit facility. The interest rate we pay under our credit facility varies monthly with the London Interbank Offered Rate, or LIBOR, and our funded debt to EBITDA ratio. As of December 31, 2001, we had $342.0 million of total debt outstanding under our credit facility bearing interest at that date at the rate of 4.2% per annum. The debt outstanding under our credit facility matures on December 31, 2005.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       Our common stock is traded on the American Stock Exchange under the symbol "RBC." The following table sets forth the high and low sale prices of our common stock as reported by the American Stock Exchange for the stated calendar quarter.

                                                         Price of Common Stock
                                                           High         Low
  Calendar 2000
       First Quarter....................................  $ 21.63     $ 16.50
       Second Quarter...................................    19.00       15.63
       Third Quarter....................................    17.78       15.25
       Fourth Quarter...................................    19.35       14.60
  Calendar 2001
       First Quarter....................................  $ 22.30     $ 16.40
       Second Quarter...................................    21.35       16.10
       Third Quarter....................................    22.50       16.90
       Fourth Quarter...................................    22.90       17.05
  Calendar 2002
       First Quarter (through ____________, 2002).......  $           $

       On         , 2002, the last reported sale price for our common stock on
the American Stock Exchange was $      .

       In 2000 and 2001, we paid quarterly cash dividends of $0.12 per share on our common stock.

       We have paid cash dividends in each of the preceding 166 quarterly periods through January 2002. We currently intend to declare and pay dividends on a regular basis at the current rate. However, the payment and amount of future dividends is at the discretion of our board of directors and will depend upon future earnings, capital requirements, our general financial condition, general business conditions and other factors. In addition, the terms of our credit agreement restrict our ability to pay quarterly dividends on our common stock in excess of $0.12 per share. The credit agreement provides for a release of this dividend restriction if our ratio of funded debt to EBITDA is below 3.00 to 1 at the end of two consecutive calendar quarters.

                                 CAPITALIZATION

       The following table sets forth our consolidated capitalization as of December 31, 2001 on an actual basis, and as adjusted to give effect to our sale of 3,000,000 shares of common stock at an assumed public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses and after applying the net proceeds in this offering as we intend. You should read this table together with "Management's Discussion and Analysis of Financial Statements," "Description of Common Stock" and our consolidated financial statements, including the related Notes to Consolidated Financial Statements, included elsewhere in this prospectus.

                                                      As of December 31, 2001
                                                        Actual       As Adjusted
                                                      (dollars in thousands)

Total debt (1)....................................   $   345,787      $
                                                      ==========       ========


Shareholders' investment:
  Common stock, $.01 par value; 50,000,000
     shares authorized; 20,877,249
     shares issued and outstanding; 23,877,249
     shares issued and outstanding as adjusted....   $       210      $
  Additional paid-in capital......................        41,967
  Retained earnings...............................       244,564
  Accumulated other comprehensive loss............        (3,864)
  Treasury stock, at cost, 159,900 shares.........        (2,727)      (       )
                                                      ----------       --------
       Total shareholders' investment.............       280,150
                                                      ----------       --------
         Total capitalization.....................   $   625,937      $
                                                      ==========       ========

--------------------
(1) Total debt includes long-term debt plus current maturities of long-term debt.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected historical consolidated financial and other data presented for the past five years are derived from our historical consolidated financial data for these periods. You should read the selected financial information together with "Management's Discussion and Analysis of Financial Statements" and our consolidated financial statements, including the related Notes to Consolidated Financial Statements, included elsewhere in this prospectus (except for the consolidated financial statements as of and for the years ended December 31, 1997 and 1998, which are not included in this prospectus).

                                                         For the Years Ended December 31,
                                          1997(1)      1998            1999           2000(2)          2001
                                          -------      ----            ----           -------          ----
                                       (In Thousands of Dollars, Except Shares Outstanding and Per Share Data)
Statement of Income Data:
Net Sales........................       $ 493,174    $ 550,277      $ 550,661       $ 598,203       $ 663,571
Cost of Sales....................         355,473      396,665        406,493         440,774         497,694
                                         --------     --------       --------        --------        --------
   Gross Profit..................         137,701      153,612        144,168         157,429         165,877
Operating Expenses...............          63,320       72,499         71,728          85,821         109,817
                                         --------     --------       --------        --------        --------
   Income From Operations........          74,381       81,113         72,440          71,608          56,060
Interest Expense.................          10,804       11,479          9,406          15,332          22,239
Interest Income..................             810          306            220             274             221
                                         --------     --------       --------        --------        --------
   Income Before Income Taxes....          64,387       69,940         63,254          56,550          34,042
Provision For Income Taxes.......          25,490       26,979         25,187          22,779          14,452
                                         --------     --------       --------        --------        --------
   Net Income....................       $  38,897    $  42,961      $  38,067       $  33,771       $  19,590
                                         ========     ========       ========        ========        ========
Earnings Per Share...............       $    1.87    $    2.06      $    1.82       $    1.61       $     .94
                                         ========     ========       ========        ========        ========
Earnings Per Share-Assuming
   Dilution......................       $    1.83    $    2.02      $    1.80       $    1.61       $     .93
                                         ========     ========       ========        ========        ========
Average Number of Shares
   Outstanding...................      20,805,844   20,893,182     20,959,182      20,984,423      20,868,896
                                       ==========   ==========     ==========      ==========      ==========
Average Number of Shares -
   Assuming Dilution.............      21,275,061   21,278,497     21,169,580      20,996,189      21,124,204
                                       ==========   ==========     ==========      ==========      ==========
Balance Sheet Data:
 Cash and Cash Equivalents.......       $   3,351    $   3,548      $   1,729       $   2,612       $   6,629
 Working Capital.................         100,627      117,305        131,370         185,781         161,044
 Total Assets....................         488,699      485,070        508,165         792,407         746,599
 Long-term Debt..................         192,261      166,218        148,166         393,510         345,667
 Shareholders' Investment........         189,427      224,497        252,626         273,889         280,150

Other Financial Data:
Capital Expenditures.............       $  16,076    $  14,836      $  11,422       $  16,994       $  15,426
Depreciation and Amortization....          18,874       22,039         23,052          25,549          31,798
EBITDA(3)........................          93,255      103,152         95,492          97,157          87,858
--------------------
(1) Includes the results of Marathon Electric Manufacturing Corporation from
    March 26, 1997, the date of its acquisition.

(2) Includes the results of Leeson Electric Corporation from September 29, 2000, the date of its acquisition.

(3) EBITDA consists of income from operations plus depreciation and amortization. We have presented EBITDA information solely as a supplemental disclosure because management believes that it is commonly used as an analytical indicator and also as a measure of leverage capacity and debt service ability. EBITDA should not be construed as an alternative to income from operations as determined in accordance with accounting principles generally accepted in the United States as an indicator of our operating performance, or as an alternative to cash flows from operating activities as determined in accordance with accounting principles generally accepted in the United States as a measure of liquidity. We have significant uses of cash flows, including capital expenditures and debt principal repayments, that are not reflected in EBITDA. It should also be noted that not all companies that report EBITDA information calculate EBITDA in the same manner as we do.

                                    BUSINESS

Our Company

       We are a leading manufacturer and marketer of industrial electric motors, electric power generation components and controls, mechanical motion control products, and cutting tools, serving markets predominantly in the United States as well as throughout the world. Our products are used in a variety of essential industrial applications, and we believe we have one of the most comprehensive product lines in the markets we serve. We sell our products using more than 20 recognized brand names through a multi-channel distribution model, which we believe provides us with a competitive selling advantage and allows us to more fully penetrate our target markets.

       Our business is organized in two segments: our electrical group, which represented 69% of our 2001 net sales, and our mechanical group, which represented 31% of our 2001 net sales. Our electrical group manufactures and markets a full line of alternating current (AC) and direct current (DC) industrial electric motors, electric power generation components and controls, and electrical connecting devices. Our mechanical group manufactures and markets a broad array of mechanical products, including gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and cutting tools. Original equipment manufacturers and end users in a variety of motion control and other industrial applications increasingly combine the types of electrical and mechanical products we offer. We seek to take advantage of this trend and to enhance our market penetration by leveraging cross-marketing and product line bundling opportunities between products in our electrical and mechanical groups.

       We sell our products directly to original equipment manufacturers and distributors across many markets. Our two business segments are divided into multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers' representative organizations. We manufacture the vast majority of the products that we sell and have manufacturing, sales and distribution facilities throughout the United States and Canada as well as in Europe and the Far East.

       We believe our competitive strengths include our:

       o      leadership in our major market segments

       o      comprehensive product offering and leading brands

       o      multi-channel and multi-brand distribution model

       o      rapid response capabilities

       o      product development focus

       o      broad and diverse customer base

       o      experienced management team

       Our business strategy includes growing revenues organically in excess of market rates, continuously lowering our manufacturing costs and pursuing strategic acquisitions. Our specific revenue growth initiatives include:

       o      leveraging cross-marketing and product line bundling opportunities

       o      introducing new products

       o      capturing custom product sales

       o      growing our power generation business

       Major initiatives in process to lower our manufacturing costs include completing the integration of Leeson Electric and capitalizing on operating synergies from the acquisition; further improving our operational efficiencies; and focusing on sourcing and logistics opportunities. We will also seek to broaden our market coverage by acquiring businesses and product lines that provide a strategic fit with our existing businesses.

Electrical Group

       Our electrical group manufactures and markets a full line of AC and DC industrial electric motors, electric power generation components and controls, and electrical connecting devices. We entered the industrial electric motor and electric power generation markets in March 1997 with our acquisition of Marathon Electric. Subsequent acquisitions of Lincoln Motors in 1999, Thomson Technology in 2000 and Leeson Electric in 2000 have been integrated to form our current electrical group. Our expansion into the electric motor and electric power generation markets in 1997 was part of our strategy to leverage our core competencies in industrial manufacturing and to complement our existing mechanical businesses. We estimate that a substantial portion of the mechanical motion control products that we manufacture are powered by an electric motor.

       Our electrical group manufactures and markets AC and DC industrial electric motors ranging in size from sub-fractional to large integral horsepowers through 800 horsepower in AC and from sub-fractional through small integral horsepowers in DC. We offer approximately 8,000 stock models of electric motors in addition to the motors we produce to specific customer specifications. We also produce and market precision servo motors, electric generators ranging in size from five kilowatts through four megawatts, automatic transfer switches and paralleling switchgear to interconnect and control electric power generation equipment and electrical connecting devices such as terminal blocks, fuse holders and power blocks. Additionally, our electrical group markets a line of AC and DC adjustable speed drives. We sell our electrical group products to distributors, original equipment manufacturers and end users across many markets.

       In 2001, we created, within the electrical group, our motor technologies group to fully leverage potential efficiencies across our electric motor operations. This motor technologies group will centralize and manage the manufacturing, purchasing, engineering, accounting, information technology and quality control activities of our Marathon, Lincoln and Leeson electric motor businesses. Furthermore, the motor technologies group is specifically fostering the sharing of best practices across each of the three motor businesses and creating focused centers of excellence in each of our motor manufacturing functions.

       Our power generation business, which includes electric generators and power generation components and controls, represents a significant and growing portion of our electrical group net sales. The market for electric power generation components and controls is growing as a result of a desire on the part of end users to reduce losses due to power disturbances. We intend to continue to seek ways to take advantage of the growing market for prime and standby power generation in the United States and overseas by expanding our line of generators to meet higher and more sophisticated power generation requirements. With our June 2000 acquisition of Thomson Technology, we specifically targeted the emerging power generation controls market and now offer automatic transfer switches, paralleling switchgear and controls, and systems controls. When these control products are bundled with our Marathon generators, we are able to provide critical components of a system solution to power generation markets throughout the world.

       The following is a description of our major electrical group businesses and the primary products that they manufacture and market:

       Leeson Electric. Manufactures AC motors up to 800 horsepower and DC motors up to five horsepower, gear reducers, gearmotors and drives primarily for the power transmission, pump, food processing, fitness equipment and industrial machinery markets.

       Lincoln Motors. Manufactures AC motors from 1/4 horsepower to 800 horsepower primarily for industrial and commercial pumps, compressors, elevator and machine tools, and specialty products.

       Marathon Electric. Manufactures AC motors up to 800 horsepower primarily for HVAC, pumps, power transmissions, fans and blowers, compressors, agriculture products, processing and industrial manufacturing equipment.

       Marathon Generators. Manufactures AC generators from five kilowatts to four megawatts that primarily serve the standby power, prime power, refrigeration, irrigation and wind power markets.

       Marathon Special Products. Manufactures fuse holders, terminal blocks, and power blocks primarily for the HVAC, telecommunications, electric control panel, utilities and transportation markets.

       Thomson Technology. Manufactures automatic transfer switches, paralleling switchgear and controls, and systems controls primarily for the electric power generation market.

Mechanical Group

       Our mechanical group manufactures and markets a broad array of mechanical motion control products and cutting tools. Our products include: standard and custom worm gear, bevel gear, helical gear and concentric shaft gearboxes; marine transmissions; high-performance after-market automotive transmissions and ring and pinions; custom gearing; gear motors; manual valve actuators and cutting tools. Our gear and transmission related products primarily control motion by transmitting power from a source, such as a motor or engine, to an end use, such as a conveyor belt, usually reducing speed and increasing torque in the process. Our valve actuators are used primarily in oil and gas, water distribution and treatment and chemical processing applications. Our high-speed steel and carbide rotary perishable cutting tools are used in metalworking applications. Mechanical group products are sold to original equipment manufacturers, distributors and end users across many industry segments.

       The following is a description of our major mechanical group businesses and the primary products they manufacture and market:

       CML (Costruzioni Meccaniche Legananesi S.r.L.). Manufactures bevel gear valve actuators primarily for the oil, gas, wastewater and water distribution markets.

       Durst. Manufactures standard and specialized industrial transmissions and hydraulic pump drives primarily for the construction, agriculture, energy, material handling, forestry, lawn and garden and railroad maintenance markets.

       Electra-Gear. Manufactures specialized aluminum gear reducers and gear motors primarily for the food processing, medical equipment, material handling and packaging markets.

       Foote-Jones/Illinois Gear. Manufactures large-scale parallel shaft and right-angle gear drives and custom gears up to 100 inches in diameter primarily for the mining, oil, construction and steel markets.

       Grove Gear. Manufactures standard and custom industrial gear reducers primarily for the material handling, food processing, robotics, healthcare and power transmission markets.

       Hub City. Manufactures gear drives, sub-fractional horsepower gearmotors, mounted bearings and accessories primarily for the packaging, construction, material handling, healthcare and food processing markets.

       Mastergear. Manufactures manual valve actuators for liquid and gas flow control primarily for the petrochemical processing, fire protection and wastewater markets.

       New York Twist Drill. Manufactures a full line of industrial quality cutting tools in high speed steel and carbide primarily for the aerospace, automotive, railroad and general manufacturing markets.

       Ohio Gear. Manufactures gear reducers and gear motors primarily for the material handling, lawn and garden vehicle and food processing markets.

       Opperman Mastergear, Ltd. Manufactures valve actuators and industrial gear drives primarily for the material handling, agriculture, mining and liquid and gas flow control markets.

       Regal Cutting Tools. Manufactures high-speed steel and carbide rotary cutting tools primarily for the aerospace, agriculture, automotive and general industrial markets.

       Richmond Gear. Manufactures ring and pinions and transmissions primarily for the high-performance automotive aftermarket.

       Velvet Drive Transmissions. Manufactures marine and industrial transmissions primarily for the pleasure boat, off-road vehicle and forestry markets.

The Building of Our Business

       Our growth from our founding as a producer of high-speed cutting tools in 1955 to our current size and status has largely been the result of the acquisition and integration of 37 businesses to build a strong multi-product offering. Our senior management has substantial experience in the acquisition and integration of businesses, aggressive cost management, and efficient manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Since 1979, our current management team has completed and successfully integrated 22 acquisitions. We have a proven track record of acquiring complementary businesses and product lines, integrating their activities into our organization and aggressively managing their cost structures to reduce waste and unnecessary expenditures. The history of our major electrical and mechanical group acquisitions since 1990 is outlined below.

                                       Year       Revenues at
    Business/Product Line            Acquired     Acquisition      Product Listing at Acquisition
    ---------------------            --------     -----------      ------------------------------
                                                 (in millions)
       Electrical Group
Leeson Electric Corporation            2000           $175        AC motors (to 350 horsepower) and DC motors
                                                                  (to 3 horsepower) gear reducers, gearmotors,
                                                                  and drives

Thomson Technology, Inc.               2000            $14        Automatic transfer switches, paralleling
                                                                  switchgear and controls, and systems controls

Lincoln Motors                         1999            $50        AC motors (1/4 to 800 horsepower)

Marathon Electric Manufacturing        1997           $245        AC motors (to 500 horsepower), AC generators
  Corporation                                                     (5 kilowatt to 2.5 megawatt), fuse holders,
                                                                  terminal blocks and power blocks

       Mechanical Group

Spiral bevel gear product line of
  Philadelphia Gear                    2001             $4        Spiral bevel gears

Velvet Drive Transmissions             1995            $27        Marine and industrial transmissions

Hub City, Inc.                         1992            $44        Gear drives, sub-fractional horsepower gearmotors,
                                                                  mounted bearings and accessories

Opperman Mastergear, Ltd. (U.K.,
  U.S. and Germany)                    1991            $20        Manual valve actuators and industrial gear drives

Sales, Marketing & Distribution

       We sell our products directly to original equipment manufacturers and distributors across many markets. Our two business segments are divided into multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers' representative organizations. On a combined basis, our individual business units' sales organizations consist of more than 120 direct sales employees and 430 exclusive and non-exclusive manufacturers' representatives from 170 organizations as of January 2002. In 2001, across all of our business units, we sold products to more than 6,500 original equipment manufacturers and 11,000 distributors.

       We believe that our effective use of information technology significantly enhances our ability to provide customer focused quality and further differentiates us from many of our competitors. Our website allows customers easy access to business and product information, and contains the latest product introductions, distributor information, installation manuals, technical bulletins and customer service. For example, through our electrical group websites, we have an e-commerce portal that provides our independent manufacturers' representatives, distributors and employees with constant access to real-time information such as account status, order status, engineering and competitive information, stock product availability, pricing and order entry. In addition, customers are able to search our stock catalogs for motor, gearmotor, drive, part or catalog number.

Markets and Competitors

       The overall market for our electrical products is estimated at $8 billion annually, although we believe that we compete primarily in the industrial sector of the domestic electric motor market, a $2.5 billion segment of the overall market. We believe approximately 60% of all electricity generated in the U.S. runs through electric motors. With the acquisitions of Marathon Electric in 1997, Lincoln Motors in 1999 and Leeson Electric in 2000, we believe we have become one of the largest producers of industrial electric motors in the United States and hold a market position in this segment close to Baldor Electric Company, the current market leader. In addition, we believe that we are the largest electric generator manufacturer in the United States that is not affiliated with a diesel engine manufacturer. Major domestic competitors for the electrical group other than Baldor Electric include U.S. Electrical Motors (a division of Emerson Electric Co.), Reliance Electric Company (a division of Rockwell International), General Electric Company and Newage (a division of Cummins, Inc). Major foreign competitors include Siemens AG, Toshiba Corporation, Weg S.A., Leroy-Somer, Inc. and ABB Ltd.

       Our mechanical group serves various markets and competes with a number of different companies depending on the particular product offering. We believe that we are the leading manufacturer of several products offered by our mechanical group and that we are the leading manufacturer in the United States of worm gear drives and bevel gear drives. Our competitors in these markets include Boston Gear (a division of Colfax Corporation), Reliance Electric Company (a division of Rockwell International), Emerson Electric Co. and Winsmith (a division of Peerless-Winsmith, Inc.). Major foreign competitors include SEW Eurodrive GmbH & Co., Flender GmbH, Sumitomo Corporation and Zahnrad Fabrik GmbH & Co.

       During the past several years, niche product market opportunities have become more prevalent due to changing market conditions. Our markets have also been impacted by decisions by larger manufacturers not to compete in lower volume or specialized markets. Other manufacturers, which historically may have made component products for inclusion in their finished goods, have chosen to outsource their requirements to specialized manufacturers like us because we can make these products more cost effectively. In addition, we have capitalized on this competitive climate by making acquisitions and increasing our manufacturing efficiencies. Some of these acquisitions have created new opportunities by allowing us to enter new markets in which we had not been involved. In practice, our operating units have sought out specific niche markets concentrating on a wide diversity of customers and applications. We believe that we compete primarily on the basis of the quality, price, service and our promptness of delivery.

Product Development and Engineering

       Each of our business units has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom solutions. We have one of the electric motor industry's most sophisticated product development and testing laboratories. We believe these capabilities provide a significant competitive advantage in the development of high quality motors and electric generators incorporating leading design characteristics such as low vibration, low noise, improved safety, reliability and enhanced energy efficiency. An example of the success of our research and development efforts is our recently introduced line of microMAXTM AC inverter duty motors, which won the 2001 "Product of the Year" award in its category from Plant Engineering magazine.

       We are continuing to expand our business by developing new, differentiated products in each of our business segments. We work closely with our customers to develop new products or enhancements to existing products that improve performance and meet their needs. For example, we have redesigned more than 50% of our electric motor line to meet the new NEMA Premium Compliant Electric Motor standards. These redesigned motors offer increased efficiency that results in significant cost savings for customers over previous models. In addition, we have recently introduced many new product lines, including a line of AC inverter duty motors, a line of high efficiency, low vibration severe duty electric motors and large frame 1 1/2 to 4 megawatt electric generators. Furthermore, in 2002, we plan to introduce various new products, including a line of high efficiency helical worm, helical bevel and parallel shaft drives. This new line of drives will complement our existing high efficiency helical in-line drives and will allow us to compete more effectively in this growing segment of the gear drive market.

Manufacturing and Operations

       Our vertically integrated manufacturing operations, including our own cast iron foundry and aluminum die casting and steel stamping operations, are an important element of our rapid response capabilities. In addition, we have an extensive internal logistics operation that consists of 56 semi-tractors and 90 semi-trailers and a network of distribution facilities with the capability to modify stock products to quickly meet specific custom requirements in mahy instances.

       We manufacture a majority of the products that we sell but also strategically outsource components and finished goods to an established global network of suppliers. Although we have aggressively pursued global sourcing to reduce our overall costs, we still maintain a dual sourcing capability in our existing domestic facilities to ensure a reliable supply source for our customers. Most of our operating units conduct their manufacturing operations independently in one or more facilities. Our electrical group businesses, other than Marathon Special Products and Thomson Technology, are operated as part of our motor technologies group, which also has responsibility for all power generation operations, including sales and marketing. We regularly invest in machinery and equipment and other improvements to, and maintenance of, our facilities. Additionally, we have typically obtained significant amounts of quality capital equipment as part of our acquisitions, often increasing overall capacity and capability.

       The manufacturing operations of both our electrical group and mechanical group are highly integrated. Although raw materials and selected parts such as bearings and seals are purchased, this vertical integration permits us to produce most of our required component parts when needed. We believe this results in lower production costs, greater manufacturing flexibility and higher product quality, as well as reducing our reliance on outside suppliers. Base materials for our products consist primarily of: steel in various types and sizes, including bearings and weldments; copper magnet wire; and ferrous and non-ferrous castings. We purchase our raw materials from many suppliers and, with few exceptions, do not rely on any single supplier for any of our base materials.

       We have also continued to upgrade our manufacturing equipment and processes, including increasing our use of computer aided manufacturing systems, developing our own testing systems, redesigning plant layout and redesigning products to take full advantage of our more productive equipment and to improve product flow. We believe that our continued product redesign and efficient plant layout often provide us with a competitive cost advantage in our manufacturing operation. Our goal is to be a low cost producer in our core product areas.

Facilities

       We have manufacturing, sales and service facilities throughout the United States and Canada and in Europe and the Far East. Our electrical group currently operates 38 manufacturing and service and distribution facilities. The electrical group's present operating facilities contain a total of approximately 2,091,000 square feet of space of which approximately 622,000 square feet are leased. Our mechanical group currently operates 19 manufacturing and service and distribution facilities. The mechanical group's present operating facilities contain a total of approximately 1,530,000 square feet of space of which approximately 57,000 square feet are leased. Our principal executive offices are located in Beloit, Wisconsin in an owned approximately 24,000 square foot office building. We believe our equipment and facilities are well maintained and adequate for our present needs. The following table provides information regarding our principal facilities.

                                          Square
              Location                    Footage         Status                  Description of Use
-------------------------------------    -----------    -----------      ----------------------------------------

        Electrical Group(1)
Wausau, WI                                  498,000          Owned       Manufacturing
Grafton, WI                                 230,000          Owned       Manufacturing
Lebanon, MO                                 187,000          Owned       Manufacturing
Indianapolis, IN                            186,000         Leased       Warehouse
Lima, OH                                    107,000          Owned       Manufacturing
Blytheville, TX                             107,000         Leased       Manufacturing
West Plains, MO                             100,000          Owned       Manufacturing
Black River Falls, WI                        83,000          Owned       Manufacturing
Lincoln, MO                                  80,000          Owned       Manufacturing
Bowling Green, OH                            67,000          Owned       Manufacturing
Langley, British Columbia                    58,000         Leased       Manufacturing
Mississauga, Ontario                         58,000          Owned       Manufacturing
Niellsville, WI                              50,000          Owned       Manufacturing
Wausau, WI                                   36,000          Owned       Warehouse
West Plains, MO                              33,000         Leased       Warehouse
Saukville, WI                                30,000          Owned       Manufacturing
Grafton, WI                                  20,000         Leased       Manufacturing
Brownsville, TX                              18,000         Leased       Warehouse

          Mechanical Group
Chicago, IL                                 283,000          Owned       Manufacturing
Aberdeen, SD                                165,000          Owned       Manufacturing
New Bedford, MA                             145,000          Owned       Manufacturing
Shopiere, WI                                132,000          Owned       Manufacturing
Liberty, SC                                 114,000          Owned       Manufacturing
Newbury, England                             95,000          Owned       Manufacturing
Anaheim, CA                                  89,000          Owned       Manufacturing
Union Grove, WI                              86,000          Owned       Manufacturing
Maxton, NC                                   83,000          Owned       Manufacturing
Mitchell, IN                                 83,000          Owned       Manufacturing
South Beloit, IL                             80,000          Owned       Manufacturing
South Beloit, IL                             45,000          Owned       Manufacturing
Loris, SC                                    43,000          Owned       Manufacturing
Brookings, SD                                30,000          Owned       Manufacturing
Legnano, Italy                               19,000         Leased       Manufacturing
Oakdale, NY                                  10,000         Leased       Manufacturing
Allentown, PA                                10,000         Leased       Warehouse
Fort Wayne, IN                               10,000         Leased       Warehouse
Neu-Anspach, Germany                          8,000         Leased       Manufacturing

--------------------
(1) In addition, we have 20 service and distribution facilities totaling 143,000 square feet throughout the United States and Canada and in Europe and the Far East.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                              FINANCIAL STATEMENTS

       The following discussion and analysis should be read together with "Selected Consolidated Financial Data" and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Overview

       We are a leading manufacturer and marketer of industrial electric motors, electric power generation components and controls, mechanical motion control products, and cutting tools, serving markets predominantly in the United States as well as throughout the world. Our business is organized in two segments. Our electrical group manufactures and markets a full line of alternating current
(AC) and direct current (DC) industrial electric motors, electric power generation components and controls, and electrical connecting devices. Our mechanical group manufactures and markets a broad array of mechanical products, including gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators and cutting tools. We have grown our business in part during the past several years through a series of acquisitions, including the acquisitions of the spiral bevel gear product line of Philadelphia Gear Company in January 2001, Leeson Electric Corporation in September 2000, Thomson Technology, Inc. in June 2000 and the Lincoln Motors business of Lincoln Electric Holdings, Inc. in May 1999. See Note 4 of Notes to Consolidated Financial Statements.

       Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. The economic slowdown that began in mid-2000 and became an economic recession in 2001 was the most significant factor in our reduced performance in 2001. Our net sales, while reaching a record $663,571,000 in 2001, 10.9% greater than in 2000, were down 11.4% when the impact of the two acquisitions we made in 2000 is excluded. Net income in 2001 was $19,590,000, a 42.0% reduction from the previous year.

       We improved our operating cash flow by more than $29,600,000 in 2001, primarily as a result of reductions in receivables and inventories. Combined with cash flow from net income, depreciation, and amortization, we generated nearly $82,000,000 of operating cash flow in 2001. This enabled us, after funding capital expenditures and paying shareholder dividends, to reduce our outstanding total debt by nearly $48,000,000 during 2001.

Results of Operations

2001 versus 2000

       Net sales in 2001 were $663,571,000, a 10.9% increase from 2000 net sales of $598,203,000. Excluding those net sales from the 2000 acquisitions of Leeson Electric and Thomson Technology necessary for comparability purposes, our 2001 net sales were 11.4% below 2000 net sales. This decrease was primarily due to reduced sales volumes as a result of the economic recession that impacted both of our operating groups. Electrical group net sales increased 29.1% to $456,956,000 in 2001 from $353,954,000 in 2000. Excluding the two acquisitions we made in 2000, electrical group net sales in 2001 were 8.6% below comparable 2000. Mechanical group net sales decreased 15.4% to $206,615,000 in 2001 from $244,249,000 in 2000.

       Our gross profit increased 5.4% to $165,877,000 in 2001 from $157,429,000 in 2000. Gross profit as a percentage of net sales (gross profit margin) declined to 25.0% in 2001 from 26.3% in 2000 due primarily to lower production volumes resulting from decreasing sales and planned inventory reductions and to increased price competition. Income from operations declined 21.7% to $56,060,000 in 2001, or 8.4% of net sales, from $71,608,000, or 12.0% of net sales, in 2000. The decrease in income from operations as a percentage of net sales (operating income margin) was due to a combination of the decrease in gross profit margin and an increase in operating expenses as a percentage of net sales to 16.5% in 2001 from 14.3% in 2000. The increase in operating expenses as a percentage of net sales was due primarily to the fact that Leeson Electric selling expenses, as a percentage of net sales, were greater than those we have historically incurred. In addition, a large part of our operating expenses are relatively fixed and our goodwill amortization increased by $3.4 million in 2001. Electrical group operating income margin decreased to 8.8% in 2001 from 11.5% in 2000 and mechanical group operating income margin declined to 7.7% in 2001 from 12.6% in 2000. The decrease in electrical group operating income margin was due primarily to the increase in operating expenses as a percentage of net sales described above. The decrease in mechanical group operating income margin resulted from a combination of higher operating expenses as a percentage of net sales and to a lower 2001 gross profit margin. See Note 10 of Notes to Consolidated Financial Statements.

       Interest expense increased to $22,239,000 in 2001 from $15,332,000 in 2000, primarily as a result of debt incurred to finance our acquisition of Leeson Electric at the end of September 2000. Interest expense decreased steadily by quarter in 2001, due to declining interest rates and as a result of our reducing total debt by nearly $48,000,000 during 2001. The average rate of interest we paid on outstanding debt in 2001 was 5.9% as compared to 7.4% in 2000. Because our income before income taxes decreased in 2001 from 2000, the impact of non-deductible goodwill amortization resulted in an increase in our effective tax rate in 2001 to 42.5% of income before income taxes from 40.3% in 2000.

       Net income decreased 42.0% to $19,590,000 in 2001 from $33,771,000 in
2000. As a percentage of net sales, net income decreased to 3.0% in 2001 from 5.6% in 2000. Basic earnings per share were $.94 and diluted earnings per share were $.93 in 2001, as compared to $1.61 (both basic and diluted) in 2000, representing a 41.6% and 42.2% decrease, respectively.

2000 versus 1999

       Our net sales increased 8.6% to $598,203,000 in 2000 from $550,661,000 in
1999. Electrical group net sales increased 19.7% to $353,954,000 in 2000 from $295,694,000 in 1999. This increase reflects a full year of sales from Lincoln Motors, which we acquired in 1999. Excluding the Leeson Electric and Thomson Technology acquisitions, the increase in 2000 from 1999 was 3.8%. Mechanical group net sales decreased 4.2% to $244,249,000 in 2000 from $254,967,000 in 1999. This decrease was due primarily to broad-based weakness in the agriculture, transportation, marine, construction equipment and industrial machinery markets, particularly in the second half of 2000. We consider the diversity of markets served by our two operating groups as a key asset; however, new product introductions and increased market penetration achieved in 2000 did not offset the broad-based market slowdown.

       All net sales, cost of sales and operating expenses have been restated to reflect the required accounting change, adopted October 1, 2000, for shipping and handling billings and costs. As a result of this accounting change, 2000 net sales increased $7,919,000, cost of sales increased $17,930,000, and operating expenses decreased $10,011,000. Similarly, 1999 net sales increased $6,029,000, cost of sales increased $13,321,000 and operating expenses decreased $7,292,000. This change had no impact on net income or income from operations in any period. All prior periods have been restated to reflect this accounting change.

       Gross profit increased 9.2% to $157,429,000 in 2000 from $144,168,000 in
1999. As a percentage of net sales, gross profit margin of 26.3% in 2000 was slightly higher than 26.2% in 1999. Income from operations decreased 1.1% to $71,608,000 in 2000, or 12.0% of net sales, from $72,440,000, or 13.2% of net sales, in 1999. The decrease in operating income margin was due to an increase in operating expenses as a percentage of net sales to 14.3% in 2000 from 13.0% in 1999. The increased percentage resulted primarily from higher selling expenses during 2000 and to Leeson Electric's selling expenses as a percentage of net sales being greater than those we have historically incurred. Electrical group operating income margin decreased to 11.5% in 2000 from 12.4% in 1999, while the mechanical group operating income margin declined to 12.6% in 2000 from 14.0% in 1999. The operating income margin decrease in the electrical group resulted primarily from increased selling expenses as a percentage of net sales, which were partly offset by improvement in gross profit margin from 1999. Favorable product mix of sales and improved manufacturing productivity enabled the electrical group to more than offset the impact of higher manufacturing costs in 2000. The mechanical group decrease was primarily due to a combination of lower sales volume, higher raw material, fuel and labor costs, reduced production levels and higher selling expenses as a percentage of net sales.

       Interest expense increased 63.0% to $15,332,000 in 2000 from $9,406,000 in 1999, virtually all as a result of the Leeson Electric acquisition. The higher interest expense was due to a combination of borrowing approximately $260,000,000 to finance the Leeson Electric acquisition, an increase in the interest rate paid on virtually all our debt from 6.9% to 7.9% effective September 29, 2000 and increases during the first half of 2000 in the London Interbank Offered Rate, or LIBOR, the rate upon which the interest rate we pay is based. The average rate of interest we paid on outstanding debt in 2000 was 7.4% as compared to 5.6% in 1999. Our effective tax rate in 2000 increased to 40.3% of income before taxes from 39.8% in 1999. The increase was due primarily to miscellaneous foreign tax-related items in 2000.

       Net income decreased 11.3% to $33,771,000 in 2000 from $38,067,000 in
1999. Net income as a percentage of net sales decreased to 5.6% in 2000 from 6.9% in 1999. The reduced percentage was due in part to the impact on the fourth quarter of the Leeson Electric acquisition, which added net sales but was approximately neutral to net income as we had expected, and in part to lower earnings in 2000 from our other operations. Basic and diluted earnings per share in 2000 were $1.61, 11.5% and 10.6% below, respectively, 1999's basic earnings per share of $1.82 and diluted earnings per share of $1.80.

Liquidity and Capital Resources

       Our working capital decreased 13.3% to $161,044,000 at December 31, 2001 from $185,781,000 at December 31, 2000. The decrease resulted primarily from an aggregate reduction of more than $33,000,000 in our receivables and inventories in 2001. The reduction in our receivables was due primarily to the impact of the U.S. economic recession on our sales volume and operations and occurred primarily in the fourth quarter of 2001. The decrease in inventories was due in part to planned reductions in production levels and was made primarily in the first nine months of 2001. Despite the reduction in our working capital, our current ratio at December 31, 2001 remained substantially the same as it was at December 31, 2000.

       Cash flow from operations increased 57.0% to $81,769,000 in 2001 from $52,089,000 in 2000. The major factors contributing to the increased operating cash flow were $16,673,000 from reduced receivables and $17,014,000 from reduced inventories. Cash flow used in investing activities was $18,246,000 in 2001 and $285,020,000 in 2000. The 2000 investing activities included the acquisition of Leeson Electric. In 2001, capital expenditures were $15,426,000 compared to $16,994,000 in 2000. The capital expenditure figures in any year do not include the amounts of property, plant and equipment obtained in connection with our acquisitions. Such capital additions are included as part of acquisition costs under the heading "Business acquisitions" in the Consolidated Statements of Cash Flows. We currently expect capital expenditures for 2002 to be approximately $20,000,000, although our commitments for property, plant and equipment as of December 31, 2001 were $431,000. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2002. Cash flow used in financing activities in 2001 totaled $59,474,000, of which $48,598,000 on a net basis was used to repay debt, $10,022,000 was used to pay shareholder dividends and $1,042,000 was used in January 2001 to repurchase 60,700 shares of our common stock at a weighted average purchase price of $17.17 per share. We have not repurchased any shares of our common stock since January 2001.

       Our primary financing source is our $375,000,000 long-term revolving credit facility that expires on December 31, 2005. Based on our anticipated borrowing needs, we reduced in 2001 the availability under the credit facility from its initial level of $450,000,000. If we successfully complete this offering as contemplated, the maximum amount of our credit facility will be further reduced to $350,000,000. During August 2001, we also amended our credit facility to revise certain financial and other covenants, which resulted in an increase to the interest rate we currently pay under the credit facility. Our credit facility requires us to maintain specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all of these ratios and tests as of December 31, 2001. If we complete this offering, we believe we will be able to satisfy the financial ratios and tests specified by our credit facility for the foreseeable future, absent unexpected changes in general business and economic conditions. In January 2002, in anticipation that we would not, as of March 31, 2002, satisfy the required funded debt to EBITDA ratio specified by our credit agreement if we did not complete this offering by that date, we amended our credit facility to provide what we believe to be sufficient relief from the funded debt covenant through May 30, 2002. If, after May 30, 2002, we fail for any reason to meet the required ratios and tests, then we will need to seek additional covenant waivers from our lenders or be in default under our credit agreement. Although we believe that we would be able to obtain additional covenant relief, if necessary, we cannot assure you that our lenders would waive any future failure to meet those ratios and tests. If an event of default under our credit facility occurs, then the lenders could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable.

       At December 31, 2001, we had, after deducting approximately $2,800,000 of standby letters of credit, $30,200,000 of available borrowing capacity. We believe that the combination of borrowing availability under our credit facility, operating cash flow and our ability to access other financial markets and to obtain any additional covenant waivers under the credit facility if needed will provide sufficient cash availability to finance our existing operations for the foreseeable future. Our outstanding total debt of $345,787,000 at December 31, 2001 reflected a reduction of $47,829,000 from $393,616,000 at December 31, 2000. The debt reduction was due primarily to the application of cash generated from operations by the above-mentioned receivables and inventory reductions. See Note 5 of Notes to Consolidated Financial Statements.

       As a result of our capital structure, we are exposed to interest rate risk. Virtually all of our debt is under a credit facility with a variable interest rate based on a margin above LIBOR. As a result, interest rate changes impact our future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in our weighted average borrowing rate on the outstanding debt at December 31, 2001, would result in a change in after-tax annual earnings of approximately $900,000. We have no material foreign currency rate risk. In addition, we do not have any material derivative instruments.

Recent Accounting Pronouncements

       On June 30, 2001, the Financial Accounting Standards Board finalized Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. Under the requirements of Statement No. 142, intangible assets meeting specific criteria will be separately identified from goodwill acquired in future acquisitions and amortized over their individual useful lives. Also, our existing goodwill at June 30, 2001 will no longer be amortized, effective January 1, 2002. This will eliminate approximately $8,400,000 of annual goodwill amortization and have a favorable annual impact on net income of approximately $6,700,000. As of December 31, 2001, we had goodwill on our balance sheet of $312,735,000, relating to our acquisitions of Leeson Electric, Marathon Electric and, to a lesser extent, Thomson Technology. The amount of goodwill constituted approximately 42.0% of our total assets. An assessment of fair value will be used to test for impairment of goodwill on an annual basis or when circumstances indicate a possible impairment. We have not yet determined what the effect of these tests will be on our earnings and financial position, however we do not expect the impact to be material. Additionally, Statement No. 143, "Asset Retirement Obligations", and Statement No. 144, "Impairment or Disposal of Long-Lived Assets", have been issued by the FASB. Adoption of these Statements on January 1, 2002 will not have a material adverse effect on our consolidated financial statements.

                        MANAGEMENT AND BOARD OF DIRECTORS

       The following table sets forth information as of December 31, 2001 concerning certain of our key officers and directors. All of our officers serve terms of one year and until their successors are elected and qualified. Our board of directors is divided into three classes, with three directors in each class serving staggered terms of three years each and until their successors are elected and qualified.

Name                              Age     Position               Business Experience and Principal Occupation
----                              ---     --------               --------------------------------------------
James L. Packard.............     59      Chairman, President    Elected Chairman in 1986; Chief Executive Officer since
                                          and Chief Executive    1984; President since 1980; joined the company in 1979
                                          Officer

Henry W. Knueppel............     53      Executive Vice         Elected Executive Vice President in 1987; from
                                          President and          September, 1997 until December 1999, he also served as
                                          Director               President of the Company's Marathon Electric
                                                                 Manufacturing Corporation Subsidiary

Kenneth F. Kaplan............     56      Vice President,        Joined Company in September, 1996; elected Vice President,
                                          Chief Financial        Chief Financial Officer in October, 1996 and Secretary in
                                          Officer and Secretary  April, 1997;  previously employed by Gehl Company, West
                                                                 Bend, Wisconsin, as Vice President-Finance and Treasurer
                                                                 from 1987

David L. Eisenreich..........     58      Vice President and     Elected Vice President and named President of Motor Technologies
                                          President, Motor       Group in 2001; Senior Vice President of Operations at Marathon
                                          Technologies Group     Electric from 1997 until 2001; former Senior Vice President of
                                                                 Administration, Vice President of Administration and Vice
                                                                 President of Corporate Industrial Relations at Marathon Electric

Gary M. Schuster.............     46      Vice President and     Elected Vice President and named President of Mechanical
                                          President, Mechanical  Components Group in 2001; Vice President of Manufacturing at
                                          Components Group       Marathon Electric from 1999 until 2001; Vice President and General
                                                                 Manager and Manager at Lincoln Electric from 1978 until 1999

Fritz Hollenbach.............     47      Vice President,        Named Vice President Administration and Human Resources in
                                          Administration and     2001; Vice President Human Resources in Mechanical Group
                                          Human Resources        from 1994 until 2001; Human Resource Manager at Foote-Jones/
                                                                 Illinois Gear from 1991 until 1994; Human Resource Manager at Cutting Tools from 1987 until 1991

Frank E. Bauchiero...........     67      Director               President and CEO, MKC WorldWide; former President and CEO,
                                                                 Walbro Corporation; former President, Industrial, Dana North
                                                                 America; Director, Rockford Products Corporation, M&I Bank
                                                                 South and Madison-Kipp Corporation

J. Reed Coleman..............     68      Director               Chairman, MKC WorldWide; Chairman and Director, Madison-Kipp
                                                                 Corporation; Director, Xeruca Corp. and NIBCO, Inc.

John M. Eldred...............     71      Director               Chairman and Director, The First National Bank & Trust
                                                                 Company of Beloit

Stephen N. Graff.............     67      Director               Retired Milwaukee Office Managing Partner, Arthur Andersen
                                                                 LLP and Andersen Worldwide S.C.; Director, Northwestern Mutual
                                                                 Series Fund, Inc., Mason Street Funds, Inc., Northwestern
                                                                 Mutual Series Fund, Inc., Northwestern Mutual Life Insurance
                                                                 Co., Northwestern Mutual Trust Company, Super Steel Schenectady,
                                                                 Inc., and Super Steel Products Corporation

                                       25

Paul W. Jones................     53      Director               Chairman, President and CEO, U.S. Can Company; former
                                                                 President and CEO, Greenfield Industries, Inc.; Director,
                                                                 Federal Signal Corporation

G. Frederick Kasten, Jr......     63      Director               Chairman and Director, Robert W. Baird & Co. Incorporated

John A. McKay................     68      Director               Former President and COO, Harnischfeger Industries, Inc.;
                                                                 Director, The First National Bank & Trust Company of Beloit
                                                                 and Reserve Properties, Inc.


                           DESCRIPTION OF COMMON STOCK

       Our articles of incorporation provide that we have authority to issue 50,000,000 shares of common stock.

       The following summary of some provisions of our common stock is not complete. You should refer to our articles of incorporation and our rights agreement, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and applicable law for more information.

Common Stock

       All of the issued and outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock being sold by us will, upon completion of the offering, be fully paid and nonassessable, except in each case for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for unpaid employee wages.

       Our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including our future earnings, capital requirements, general financial condition, general business conditions and other factors.

       Except as provided under Wisconsin law, only the holders of common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareowners, subject to Section 180.1150 of the Wisconsin Business Corporation Law. See "-Statutory Provisions." Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Our board of directors is divided into three classes, with staggered terms of three years each.

       All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock. We do not have the authority to issue any shares of preferred stock.

       The transfer agent for our common stock is Equiserve (Fleet National Bank c/o Equiserve, P.O. Box 43010, Providence, Rhode Island 02940-3010; Investor Relations Telephone Number 781-575-3400).

Common Share Purchase Rights

       We have entered into a rights agreement pursuant to which each outstanding share of our common stock, including those shares being sold by us pursuant to this prospectus, has attached a right to purchase one-half of one share of our common stock. Each share of our common stock subsequently issued by us prior to the expiration of the rights agreement will likewise have attached a right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. In this prospectus unless the context requires otherwise, all references to our common stock include the accompanying rights.

       Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, then each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding common stock, will initially entitle the holder to purchase one half of one share of our common stock at a purchase price of $60 per full share, or $30 per half share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right's then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, then each holder of a right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.001 until a party acquires 15% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights expire on January 28, 2010, subject to extension. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Certain Anti-Takeover Provisions

       Under our articles of incorporation, our board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. Our articles of incorporation also provide that:

       o directors may be removed from office only for cause and only with the affirmative vote of a majority of the votes entitled to be cast at an election of directors;

       o any vacancy on the board of directors or any newly created directorship may be filled by the remaining directors then in office, though less than a quorum; and

       o our shareholders have no cumulative voting rights, which means that the holders of shares of our common stock are entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Statutory Provisions

       Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a 10% shareholder, unless the board of directors of the corporation approves the business combination or the shareholder's acquisition of shares before these shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations involving public Wisconsin corporations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

                                  UNDERWRITING

       Under an underwriting agreement dated           , 2002, we have agreed to
sell to the underwriters named below the indicated numbers of shares of our common stock:

                                                                       Number
                          Underwriter                                of Shares

    Robert W. Baird & Co. Incorporated............................
    ABN AMRO Rothschild LLC.......................................
    CIBC World Markets Corp.......................................
                                                                     ---------
              Total...............................................   3,000,000
                                                                     =========

       The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of our common stock may be terminated.

       We have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 450,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

       The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the offering, the representatives may change the public offering price and concession and discount to broker/dealers. As used in this section:

       o Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representatives are the three firms acting on behalf of the underwriters.

       o Selling group members are securities broker/dealers to whom the underwriters may sell shares of our common stock at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us.

       o Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

       o The syndicate consists of the underwriters and the selling group members.

       The following table summarizes the compensation and estimated expenses we will pay. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice.

                                                     Per share                                  Total
                                              Without                With              Without              With
                                          over-allotment       over-allotment      over-allotment       over-allotment
Underwriting discounts and
   commissions paid by us................     $                    $                   $                    $
Expenses payable by us...................     $                    $                   $                    $

       We have agreed to pay all of the expenses in connection with this offering. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, the American Stock Exchange listing fees and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

       We and our directors and key officers have agreed not to offer, sell, transfer, pledge, contract to sell, transfer or pledge, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus, except that these restrictions will not apply to our ability to grant employee or director stock options under the terms of stock option plans in effect on the date of this prospectus or to issue our common stock upon any exercise of these options. The restrictions will also not apply to transfers by our directors and key officers by gift, will or intestacy so long as the transferee agrees not to make further transfers of the shares during the 90-day period.

       We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.

       The shares of our common stock are traded on the American Stock Exchange under the symbol "RBC."

       Some of the underwriters and their affiliates have provided, and may provide in the future, advisory and investment banking services to us, for which they have received and would receive customary compensation.

       G. Frederick Kasten, Jr., the Chairman and a director of Robert W. Baird & Co. Incorporated (an underwriter of this offering), is one of our directors.

       The representatives on behalf of the underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

       o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

       o Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

       o Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

       o The representatives may, at their discretion, reclaim a selling concession from any syndicate member that appears to have permitted its customers to purchase shares in the public offering and then promptly resell all or a portion of such shares to that syndicate member. However, the underwriters do not have any agreements with any potential purchasers of shares of common stock in this offering that would restrict their transfer of such shares following this offering.

       These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C., and at regional SEC offices in Chicago, Illinois. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also find our public filings with the SEC on the Internet at a web site maintained by the SEC located at http://www.sec.gov.

       We are "incorporating by reference" specified documents that we file with the SEC, which means:

       o      incorporated documents are considered part of this prospectus

       o we are disclosing important information to you by referring you to those documents

       o information we file with the SEC will automatically update and supersede information contained in this prospectus

                    INCORPORATION OF INFORMATION BY REFERENCE

       We incorporate by reference the documents we list below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of our common stock:

       o      our Annual Report on Form 10-K for the year ended December 31,
              2000

       o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001

       o our Current Reports on Form 8-K dated January 29, 2002 and February 1, 2002

       o the description of our common stock contained in our Registration Statement on Form 8-B, dated June 10, 1994, and filed with the SEC on June 16, 1994, including any amendment or report filed for the purpose of updating such description

       o the description of our common share purchase rights contained in our Registration Statement on Form 8-A, dated January 28, 2000, including any amendment or report filed for the purpose of updating such description

       You may request a copy of any of these filings, at no cost, by writing to Kenneth F. Kaplan, Vice President, Chief Financial Officer and Secretary, Regal-Beloit Corporation, 200 State Street, Beloit, Wisconsin 53511-6254, or by calling Mr. Kaplan at (608) 364-8800.

                                  LEGAL MATTERS

       The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin. Some legal matters will be passed upon for the underwriters by Quarles & Brady LLP, Milwaukee, Wisconsin.

                                     EXPERTS

       The audited financial statements and schedules incorporated by reference and included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                        INDEX TO HISTORICAL CONSOLIDATED
                              FINANCIAL STATEMENTS



   Consolidated Financial Statements
   Report of Independent Public Accountants................................ F-2
   Consolidated Statements of Income for the Years Ended
      December 31, 1999, 2000 and 2001..................................... F-3
   Consolidated Balance Sheets as of December 31, 2000 and 2001............ F-4
   Consolidated Statements of Cash Flows for the Years Ended
      December 31, 1999, 2000 and 2001..................................... F-5
   Consolidated Statements of Shareholders' Investment for
      the Years Ended December 31, 1999, 2000 and 2001..................... F-6
   Notes to Consolidated Financial Statements.............................. F-7

Report of Independent Public Accountants

To the Shareholders of REGAL-BELOIT CORPORATION:

         We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of REGAL-BELOIT CORPORATION and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 29, 2002

REGAL-BELOIT CONSOLIDATED STATEMENTS OF INCOME
(In Thousands of Dollars, Except Shares Outstanding and Per Share Data)
                                                               For the Year Ended December 31,
                                                               -------------------------------
                                                              1999           2000            2001
                                                              ----           ----            ----
Net Sales ........................................        $   550,661    $   598,203    $   663,571
Cost of Sales ....................................            406,493        440,774        497,694
                                                          -----------    -----------    -----------
      Gross Profit ...............................            144,168        157,429        165,877
Operating Expenses ...............................             71,728         85,821        109,817
                                                          -----------    -----------    -----------
      Income From Operations .....................             72,440         71,608         56,060
Interest Expense .................................              9,406         15,332         22,239
Interest Income ..................................                220            274            221
                                                          -----------    -----------    -----------
      Income Before Income Taxes .................             63,254         56,550         34,042
Provision for Income Taxes .......................             25,187         22,779         14,452
                                                          -----------    -----------    -----------
      Net Income .................................        $    38,067    $    33,771    $    19,590
                                                          ===========    ===========    ===========

Earnings Per Share ...............................        $      1.82    $      1.61    $       .94
                                                          ===========    ===========    ===========

Earnings Per Share - Assuming Dilution ...........        $      1.80    $      1.61    $       .93
                                                          ===========    ===========    ===========

Average Number of Shares Outstanding .............         20,959,182     20,984,423     20,868,896
                                                          ===========    ===========    ===========

Average Number of Shares - Assuming Dilution .....         21,169,580     20,996,189     21,124,204
                                                          ===========    ===========    ===========



See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except Share Information)

                                     ASSETS

                                                                            December 31,
Current Assets:                                                          2000           2001
                                                                         ----           ----
      Cash and cash equivalents ..............................        $   2,612    $   6,629
      Receivables, less allowance for doubtful accounts
           of $2,233 in 2001 and $2,031 in 2000 ..............           97,032       80,595
      Income tax receivable ..................................            4,069          182
      Future income tax benefits .............................            9,475        8,420
      Inventories ............................................          148,741      132,272
      Prepaid expenses .......................................            3,709        3,401
                                                                      ---------    ---------
           Total Current Assets ..............................          265,638      231,499
Property, Plant and Equipment:
      Land and improvements ..................................           11,898       11,867
      Buildings and improvements .............................           84,171       85,170
      Machinery and equipment ................................          225,617      240,444
                                                                      ---------    ---------
           Property, Plant and Equipment, at cost ............          321,686      337,481
      Less-accumulated depreciation ..........................         (132,608)    (152,608)
                                                                      ---------    ---------
           Net Property, Plant and Equipment .................          189,078      184,873
Goodwill .....................................................          316,295      312,735
Other noncurrent assets ......................................           21,396       17,492
                                                                      ---------    ---------
           Total Assets ......................................        $ 792,407    $ 746,599
                                                                      =========    =========


                    LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
      Accounts payable .......................................        $  32,298    $  28,429
      Dividends payable ......................................            2,509        2,505
      Accrued compensation and employee benefits .............           21,941       20,250
      Other accrued expenses .................................           22,849       17,303
      Federal and state income taxes .........................              154        1,848
      Current maturities of long-term debt ...................              106          120
                                                                      ---------    ---------
           Total Current Liabilities .........................           79,857       70,455

Long-term debt ...............................................          393,510      345,667
Deferred income taxes ........................................           41,063       43,022
Other noncurrent liabilities .................................            4,088        5,304
Minority interest in consolidated subsidiary .................             --          2,001
Shareholders' Investment:
      Commonstock, $.01 par value, 50,000,000
              shares authorized, 20,877,249 issued
              and outstanding in 2001 and 20,912,192 issued
              and outstanding in 2000 ........................              210          210
      Additional paid-in capital .............................           41,779       41,967
      Less-treasury stock, at cost, 159,900 shares in 2001
              and 99,200 shares in 2000 ......................           (1,685)      (2,727)
      Retained Earnings ......................................          234,992      244,564
      Accumulated other comprehensive loss ...................           (1,407)      (3,864)
                                                                      ---------    ---------
           Total Shareholders' Investment ....................          273,889      280,150
                                                                      ---------    ---------
           Total Liabilities and Shareholders' Investment ....        $ 792,407    $ 746,599
                                                                      =========    =========

See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars Except Share Information)
                                                                       For the Year Ended December 31,
                                                                       -------------------------------
                                                                        1999         2000         2001
                                                                        ----         ----         ----
Cash Flows From Operating Activities:
Net Income ...................................................       $  38,067    $  33,771    $  19,590
Adjustments to reconcile net income to net cash
      provided from operating activities:
      Depreciation and amortization ..........................          23,052       25,549       31,798
      Provision for deferred income taxes ....................           1,652        7,678        3,014
      Change in assets and liabilities, net of acquisitions:
           Receivables .......................................           1,093        8,321       16,673
           Inventories .......................................           7,066       (5,686)      17,014
           Income tax receivable .............................            --         (4,069)       3,887
           Current liabilities and other, net ................            (673)     (13,475)     (10,207)
                                                                     ---------    ---------    ---------

           Net cash provided from operating activities .......          70,257       52,089       81,769

Cash Flows From Investing Activities:
      Additions to property, plant and equipment .............         (11,422)     (16,994)     (15,426)
      Business acquisitions ..................................         (32,083)    (269,232)      (3,629)
      Sale of property, plant and equipment ..................              49        2,725          650
      Other, net .............................................          (1,216)      (1,519)         159
                                                                     ---------    ---------    ---------

      Net cash (used in) investing activities ................         (44,672)    (285,020)     (18,246)

Cash Flows From Financing Activities:
      Additions to long-term debt ............................           1,000      270,000        2,000
      Repayment of long-term debt ............................         (19,047)     (24,598)     (50,598)
      Repurchase of common stock .............................            --         (1,685)      (1,042)
      Stock issued under option plans ........................             726          194          188
      Dividends paid to shareholders .........................         (10,057)     (10,075)     (10,022)
                                                                     ---------    ---------    ---------
      Net cash (used in) provided from financing activities...         (27,378)     233,836      (59,474)

EFFECT OF EXCHANGE RATE ON CASH ..............................             (26)         (22)         (32)
                                                                     ---------    ---------    ---------

      Net increase (decrease) in cash and cash
      equivalents ............................................          (1,819)         883        4,017
      Cash and cash equivalents at beginning of year .........           3,548        1,729        2,612
                                                                     ---------    ---------    ---------
      Cash and cash equivalents at end of year ...............       $   1,729    $   2,612    $   6,629
                                                                     =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Cash paid during the year for:
           Interest ..........................................       $   9,520    $  14,924      $  22,607
           Income Taxes ......................................       $  24,886    $  18,348      $   7,265


See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
(In Thousands of Dollars, Except Per Share Data)
                                                                                                            Accumulated
                                                        Common      Additional                                Other
                                      Comprehensive   Stock $.01     Paid-In     Treasury    Retained     Comprehensive
                                         Income        Par Value     Capital       Stock      Earnings    Income (Loss)      Total
                                         ------        ---------     -------       -----      --------    -------------      -----

Balance, December 31, 1998........                         $209      $40,860           --    $183,285            $143      $224,497

Net Income........................        $38,067            --           --           --      38,067              --        38,067

Dividends Declared ($.48 per
 share)...........................                           --           --           --     (10,065)             --       (10,065)

Translation Adjustments...........           (599)           --           --           --          --            (599)         (599)
                                          -------

Comprehensive Income..............        $37,468
                                          =======

Stock Options Exercised...........                            1          725           --          --              --           726
                                                          -----       ------       ------    --------         -------      --------

Balance, December 31, 1999........                          210       41,585           --     211,287            (456)      252,626

Net Income........................        $33,771            --           --           --      33,771              --        33,771

Dividends Declared ($.48 per share)                          --           --           --     (10,066)             --       (10,066)

Translation Adjustments...........           (951)           --           --           --          --            (951)         (951)
                                          -------

Comprehensive Income..............        $32,820
                                          =======

Common Stock Repurchased .........                           --           --       (1,685)         --              --        (1,685)

Stock Options Exercised...........                           --          194           --          --              --           194
                                                          -----       ------       ------    --------         -------      --------

Balance, December 31, 2000........                          210       41,779       (1,685)    234,992          (1,407)      273,889

Net Income........................        $19,590            --           --           --      19,590              --        19,590

Dividends Declared ($.48 per share)                          --           --           --     (10,018)             --       (10,018)

Translation Adjustments...........           (928)           --           --           --          --            (928)         (928)

Additional Pension Liability......         (1,529)           --           --           --          --          (1,529)       (1,529)
                                          -------

Comprehensive Income..............        $17,133            --           --           --          --              --            --
                                          =======

Common Stock Repurchased .........                           --           --       (1,042)         --              --        (1,042)

Stock Options Exercised...........                           --          188           --          --              --           188
                                                          -----      -------      -------    --------         -------      --------

Balance, December 31, 2001........                         $210      $41,967      $(2,727)   $244,564         $(3,864)     $280,150
                                                          =====      =======      ========   ========         ========     ========



See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Three Years Ended December 31, 2001

(1)      Nature of Operations

         REGAL-BELOIT CORPORATION (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque, and the Electrical Group, with its principal line of business in electric motors and power generation products. The principal markets for the Company's products and technologies are within the United States.
--------------------------------------------------------------------------------
(2)      Accounting Policies

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. The minority interest in the earnings of the majority owned consolidated subsidiary is not material.

Revenue Recognition

         Sales and related cost of sales for all products are recognized upon shipment of the products, as shipments are FOB shipping point.

Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

         Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year-end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 2001.

Cash and Cash Equivalents

         Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Life Insurance Policies

         The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $7,963,000 at both December 31, 2001 and 2000. The cash surrender value, net of policy loans, is $251,000 and $3,209,000 at December 31, 2001 and 2000, respectively, and is included as a component of Other Noncurrent Assets.

Intangible Assets

         The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years. Goodwill amortization was $8,401,000, $4,994,000 and $3,845,000 in 2001,
2000 and 1999, respectively. Accumulated goodwill amortization was $23,965,000 at December 31, 2001 and $15,564,000 at December 31, 2000.

         Effective January 1, 2002, goodwill will no longer be amortized, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Intangible assets with definitive lives will continue to be amortized. Goodwill and intangible assets will be evaluated in 2002 for impairment of their carrying values and at least annually thereafter. Earnings will be charged if the carrying value of goodwill or an intangible asset exceeds its fair market value.

Impairment of Long-Lived Assets

         The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

Inventories

         The approximate percentage distribution between major classes of inventory is as follows:
                                                 December 31,
                                             ----------------------
                                               2001         2000
                                             ---------    ---------

        Raw Material....................        11%          11%
        Work In Process.................        19%          21%
        Finished Goods and
           Purchased Parts..............        70%          68%

Inventories are stated at cost, which is not in excess of market. Cost for approximately 87% of the Company's inventory at December 31, 2001 and 89% in 2000, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $4,417,000 and $3,233,000 as of December 31, 2001 and 2000, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment

         Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

         The cost of property, plant and equipment retired or otherwise disposed of is removed from the accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

         The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

                     Description                        Life
         ----------------------------------    ------------------

         Buildings and Improvements               10 to 45 years
         Machinery and Equipment                  3 to 15 years

Shipping and Handling Revenues and Costs

         Shipping and handling costs are recorded as costs of sales and the related billings are recorded as sales.

Reclassifications

         Certain reclassifications were made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

Earnings per Share

         The difference between basic and diluted earnings per share is attributable to the incremental shares to be issued under the Company's stock option plans which totaled 255,308, 11,766 and 210,398 at December 31, 2001, 2000 and 1999, respectively.

--------------------------------------------------------------------------------
(3)      Leases and Rental Commitments

         Rental expenses charged to operations amounted to $7,314,000 in 2001, $4,934,000 in 2000 and $4,189,000 in 1999. The Company has future minimum rental commitments under operating leases as shown in the following table:

              Year                (In Thousands of Dollars)
        ------------------    -----------------------------------
              2002                          $4,164
              2003                           3,081
              2004                           2,926
              2005                           2,227
              2006                           1,847
           Thereafter                        2,037
--------------------------------------------------------------------------------
(4)      Acquisitions

         On January 16, 2001, the Company acquired, for cash, selected assets of Philadelphia Gear Company, which now comprises the Company's spiral bevel gear product line. The purchased assets included inventory and selected machinery, equipment and tooling. The operating results and assets purchased are not material to the performance or financial position of the Company.

         On September 29, 2000, the Company acquired 100% of the stock of Leeson Electric Corporation, a private company, for approximately $260,000,000 in cash. During 2001, the purchase price allocation was finalized and resulted in an increase to goodwill of approximately $4,000,000. This resulted in approximately $86,000,000 of the purchase price being allocated to the net assets acquired, and the remaining $174,000,000 being recorded as goodwill. Leeson is a leading North American manufacturer and marketer of electric motors and related products. On June 29, 2000, the Company acquired the assets and liabilities of Thomson Technology, Inc. ("TTI") for approximately $10,000,000. TTI is a Vancouver, BC, Canada based manufacturer of power systems controls for the worldwide power generation market.

         On May 28, 1999, the Company purchased the Lincoln Motors business of Lincoln Electric Holdings, Inc., for a cash purchase price of approximately $32,100,000. Lincoln Motors manufactures and markets a line of AC electric motors from 1 horsepower to 800 horsepower.
--------------------------------------------------------------------------------
(5)      Long-Term Debt and Bank Credit Facilities

                                                                    (In Thousands of Dollars)
                                                                          December 31,
                                                            ------------------------------------------
Long-term debt consists of the following:                          2001                   2000
                                                            --------------------    ------------------
Revolving Credit Facility...............................             $342,000              $392,500
Other...................................................                3,787                 1,116
                                                            --------------------    ------------------
                                                                      345,787               393,616
Less-Current maturities.................................                  120                   106
                                                            --------------------    ------------------
Noncurrent portion......................................             $345,667              $393,510
                                                            ====================    ==================

         The Company maintains a $375,000,000 revolving credit facility which expires December 31, 2005 (the "Facility"). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR, which margin varies with the ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). These interest rates also vary with LIBOR. The Facility, as amended during 2001, restricts the payment of dividends to the current $.12 per quarter and also limits acquisitions for cash to $15 million for an individual acquisition and to $30 million in the aggregate. The Company has pledged in the amended facility the stock of its major subsidiaries as security for this agreement. The stock pledge and the dividend and acquisition restrictions are subject to release if the Company's ratio of funded debt to EBITDA meets certain requirements. The Facility also includes various financial covenants regarding minimum net worth, permitted debt levels and minimum interest coverage. The most restrictive financial covenant included in the Facility is the ratio of funded debt to EBITDA. This covenant ratio was 4.15 at December 31, 2001, but declines in future quarters throughout 2002 to 3.25 at December 31, 2002. The Company was in compliance with all financial covenants as of December 31, 2001.

         The average balance outstanding under the Facility in 2001 was $372,512,000. The average interest rate paid under the Facility in 2001 was 5.9% and was 4.2% at December 31, 2001. The Company had $30,200,000 of available borrowing capacity, after deducting approximately $2,800,000 for standby letters of credit, under the Facility at December 31, 2001. (See Management's Discussion and Analysis of Financial Statements, "Liquidity and Capital Resources").

         The Company also has other loans with a total balance outstanding of $3,787,000 at December 31, 2001. The largest is a $2,000,000 industrial development bond issue completed on September 6, 2001.

         Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair market value of long-term debt is not materially different from the carrying value.

     Maturities of long-term debt are as follows:

                Year                (In Thousands of Dollars)
         --------------------    ---------------------------------

                2002                            $120
                2003                             107
                2004                             232
                2005                         342,222
                2006                             678
                Thereafter                     2,428
                                            --------
                Total                       $345,787
                                            ========
--------------------------------------------------------------------------------
(6)      Contingencies

         The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.
--------------------------------------------------------------------------------
(7)      Retirement Plans

         The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $3,329,000, $4,628,000 and $4,820,000 in 2001, 2000 and 1999, respectively.
Benefits provided under defined benefit plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

         Net periodic pension benefit costs for the defined benefit plans were as follows:
                                      (In Thousands of Dollars)
                                --------------------------------------
                                   2001          2000         1999
                                -----------    ---------    ----------

         Service cost......        $1,330       $1,253       $1,375
         Interest cost.....         3,078        2,993        2,809
         Expected return
            on plan assets.        (5,410)      (4,858)      (4,158)
         Net amortization
            and deferral...          (355)        (125)          58
                                -----------    ---------    ----------
         Net periodic
            (income)
            expense........       $(1,357)       $(737)         $84
                                ===========    =========    ==========

         The following table presents a reconciliation of the funded status of the defined benefit plans using an assumed discount rate of 7.5% in 2001 and 2000, annual compensation increases of 3.75% in 2001 and 4.5% in 2000, and an assumed long-term rate of return on plan assets of 9.0% in 2001 and 2000.

                                                (In Thousands of Dollars)
                                               -----------------------------
                                                   2001            2000
                                               -------------    ------------
Change in projected benefit obligation:
Obligation at beginning of period.........        $41,042          $39,909
Service cost..............................          1,330            1,253
Interest cost.............................          3,078            2,993
Change in assumptions.....................           (882)          (1,293)
Plan amendments...........................            403              131
Benefits paid.............................         (1,863)          (1,951)
                                               -------------    ------------
Obligation at end of period...............         43,108           41,042
                                               -------------    ------------

Change in fair value
of plan assets:
Fair value of plan assets at beginning
   of period..............................         60,844           60,601
Actual (loss) return on plan assets.......        (11,582)           1,827
Employer contributions....................            282              367
Benefits paid.............................         (1,863)          (1,951)
                                               -------------    ------------
Fair value of plan assets at end of                47,681           60,844
   period.................................
                                               -------------    ------------

Funded status.............................          4,573           19,802

Unrecognized net actuarial loss
   (gain)..................................         3,251          (13,289)
Unrecognized prior service costs...........         1,252              924
                                               -------------    ------------
Net amount recognized......................        $9,076           $7,437
                                               =============    ============

Amounts recognized in balance sheets:
     Prepaid benefit cost..................       $11,077          $10,728
     Accrued benefit liability.............        (3,906)          (3,291)
     Intangible asset......................           376               --
     Accumulated other comprehensive
        loss...............................         1,529               --
                                               -------------    ------------
     Net amount recognized.................        $9,076           $7,437
                                               =============    ============

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $7,740,000, $7,699,000 and $4,094,000, respectively, as of December 31, 2001, and $3,105,000, $3,054,000 and $0,
respectively, as of December 31, 2000.
--------------------------------------------------------------------------------
(8)      Shareholders' Investment

     The Company has two stock option plans available for new grants to officers, directors and key employees, the 1991 Flexible Stock Incentive Plan and the 1998 Stock Option Plan. Additionally, the Company's 1987 Stock Option Plan, which has expired as to new grants, has shares previously granted remaining outstanding. Options under all the plans were granted at prices that equalled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years. A summary of the Company's three stock option plans follows:

                                                                   At December 31, 2001
                                             -----------------------------------------------------------------
                                                 1987 Plan               1991 Plan              1998 Plan
                                             -------------------    --------------------    ------------------
Total Plan shares........................          450,000                1,000,000             1,000,000
Options granted..........................          449,850                  776,682               691,600
Options outstanding......................           38,700                  745,124               676,300
Options available for grant..............               --                  223,318               308,400

         A summary of the status of the Company's three stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years then ended is presented below:

                                         2001                          2000                           1999
                              ---------------------------    --------------------------     --------------------------
                                Shares        Weighted         Shares       Weighted          Shares       Weighted
                                              Average                       Average                        Average
                                              Exercise                      Exercise                       Exercise
                                                Price                         Price                          Price
                              -----------     -----------    -----------    -----------     -----------    -----------
Outstanding at beginning
   of year.................   1,477,718           $18.01     1,430,682         $18.47         839,018         $14.18
Granted....................      41,850            18.71       134,750          18.14         705,700          22.65
Exercised..................     (26,194)            7.52       (26,018)          6.97         (78,336)          9.33
Forfeited..................     (33,250)           21.28       (61,696)         22.61         (35,700)         23.43
                              -----------     -----------    -----------    -----------     -----------    -----------
Outstanding at end of year.   1,460,124           $18.49     1,477,718         $18.01       1,430,682         $18.47

Options exercisable at
   year-end................     889,824                        865,968                        656,265

         The following table provides information on the three Plans at various exercise price ranges:

                                                               Range of Exercise Prices
                                   -----------------------------------------------------------------------------------
                                   $7.18-$10.78      $10.79-$16.18     $16.19-$24.27    $24.28-$32.44       Total
                                   --------------    -------------     -------------    ------------     -------------
Options outstanding
   at 12/31/01                         355,510            34,464           963,300         106,850         1,460,124

Options exercisable
   at 12/31/01                         355,510            29,464           401,000         103,850           889,824

         The Company accounts for its stock option plans under APB Opinion No.
25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share ("EPS") would have been reduced to the following pro-forma amounts:

                                                                  (In Thousands, Except Per Share Data)
                                                     --------------------------------------------------------------
                                                             2001                   2000                  1999
                                                     ---------------------    ------------------    ---------------
Net income:
     As Reported................................              $19,590               $33,771               $38,067
     Pro Forma..................................              $18,886               $33,018               $36,532
Earnings Per Share
     As Reported................................                 $.94                 $1.61                 $1.82
     Pro Forma..................................                 $.91                 $1.57                 $1.74
Earnings Per Share - Assuming Dilution
     As Reported................................                 $.93                 $1.61                 $1.80
     Pro Forma..................................                 $.89                 $1.57                 $1.73

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.1%, 6.3% and 5.4%; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 33% in both 2001 and 2000, and 32% in 1999.

         On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more of the Company's common stock. The rights expire on January 28, 2010, unless otherwise extended.

         The Board of Directors approved in 2000 a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. Through December 31, 2001, the Company repurchased 159,900 shares at an average purchase price of $17.06 per share. Management ceased repurchases in January 2001.

--------------------------------------------------------------------------------
(9)      Income Taxes

         Earnings before income taxes consisted of the following:

                                            (In Thousands of Dollars)
                                         ------------------------------------
                                           2001          2000         1999
                                         ----------    ---------    ---------

United States . . . . . . . . . . . .      $30,213      $55,879      $62,143
Foreign . . . . . . . . . . . . . . .        3,829          671        1,111
                                         ----------    ---------    ---------
Total . . . . . . . . . . . . . . . .      $34,042      $56,550      $63,254
                                         ==========    =========    =========

         The provision for income taxes is summarized as follows:

                                             (In Thousands of Dollars)
                                         ------------------------------------
                                           2001          2000         1999
                                         ----------    ---------    ---------

Current
     Federal . . . . . . . . . . . . .      $9,155      $12,858      $20,594
     State . . . . . . . . . . . . . .       1,186        1,995        2,321
     Foreign . . . . . . . . . . . . .       1,097          248          620
                                         ----------    ---------    ---------
                                            11,438       15,101       23,535

Deferred . . . . . . . . . . . . . . .       3,014        7,678        1,652
                                         ----------    ---------    ---------
                                           $14,452      $22,779      $25,187
                                         ==========    =========    =========

         A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the statements of income follows:

                                           2001          2000         1999
                                         ----------    ---------    ---------

Federal statutory tax rate . . . . . .      35.0%         35.0%         35.0%
State income taxes, net of federal
  benefit  . . . . . . . . . . . . . . .     2.3           2.5           3.0
Nondeductible goodwill amortization          4.0           2.4           2.3
Other, net . . . . . . . . . . . . . .       1.2            .4           (.5)
                                         ----------    ---------    ---------
Effective tax rate . . . . . . . . . .      42.5%         40.3%         39.8%
                                         ==========    =========    =========

         Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 2001 of $34,602,000 is classified on the consolidated balance sheet as a current income tax benefit of $8,420,000 and a long-term deferred income tax liability of $43,022,000. The December 31, 2000 net deferred tax liability was $31,588,000, consisting of a current income tax benefit of $9,475,000 and a long-term deferred income tax liability of $41,063,000. The components of this net deferred tax liability are as follows:

                                         (In Thousands of Dollars)
                                                December 31
                                        -----------------------------
                                           2001             2000
                                        ------------    -------------

Federal operating
   loss carry forward . . . . . . . .         $277             $401
Accrued employee
   benefits . . . . . . . . . . . . .        1,349            1,495
Bad debt reserve  . . . . . . . . . .          768              443
Warranty reserve  . . . . . . . . . .          682            1,067
Other . . . . . . . . . . . . . . . .          215            2,542
                                        ------------    -------------
   Deferred tax assets  . . . . . . .        3,291            5,948


Property related  . . . . . . . . . .      (29,121)         (29,643)
Inventory . . . . . . . . . . . . . .       (4,935)          (3,608)
Other . . . . . . . . . . . . . . . .       (3,837)          (4,285)
                                        ------------    -------------
   Deferred tax liabilities . . . . .      (37,893)         (37,536)
                                        ------------    -------------
Net deferred tax liability. . . . . .     $(34,602)        $(31,588)
                                        ============    =============
--------------------------------------------------------------------------------
(10)     Industry Segment Information

         The Company's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments:
Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces electric motors, power generation equipment and related products for sale to original equipment manufacturers and distributors.

         The Company evaluates performance based on the segments' income from operations. Corporate costs have been allocated to each group based primarily on the net sales of each group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales.

         The Company's products manufactured and sold outside the United States were approximately 8%, 4% and 3% of net sales in 2001, 2000 and 1999, respectively. Export sales from U.S. operations were approximately 6% of net sales in 2001, 6% in 2000 and 7% in 1999.

         Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 2001 is as follows:

                                                             (In Thousands of Dollars)
                              ----------------------------------------------------------------------------------------
                                                                                                        Depreciation
                                                 Income From       Identifiable        Capital               and
                               Net Sales          Operations          Assets         Expenditures       Amortization
                              -------------     ---------------    --------------    --------------     --------------
2001
Mechanical Group . . . . .      $206,615            $15,872          $125,201            $5,110             $8,824
Electrical Group . . . . .       456,956             40,188           621,398(A)         10,316             22,974
                              -------------     ---------------    --------------    --------------     --------------
Total REGAL-BELOIT . . . .      $663,571            $56,060          $746,599           $15,426            $31,798
                              =============     ===============    ==============    ==============     ==============

2000
Mechanical Group . . . . .      $244,249            $30,794          $142,145            $6,515             $9,663
Electrical Group . . . . .       353,954             40,814           650,262(A)         10,479             15,886
                              -------------     ---------------    --------------    --------------     --------------
Total REGAL-BELOIT . . . .      $598,203            $71,608          $792,407           $16,994            $25,549
                              =============     ===============    ==============    ==============     ==============

1999
Mechanical Group . . . . .      $254,967            $35,732          $145,391            $4,257            $10,910
Electrical Group . . . . .       295,694             36,708           362,774(A)          7,165             12,142
                              -------------     ---------------    --------------    --------------     --------------
Total REGAL-BELOIT . . . .      $550,661            $72,440          $508,165           $11,422            $23,052
                              =============     ===============    ==============    ==============     ==============

(A)      Includes $312,735 in 2001, $316,295 in 2000 and $143,314 in 1999 of goodwill relating to Electrical Group acquisitions.


                               [INSIDE BACK COVER]

                              [OUTSIDE BACK COVER]























                                     [LOGO]
                            Regal-Beloit Corporation

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         Securities and Exchange Commission filing fee..............  $ 7,059
         NASD filing fee ...........................................    8,090
         American Stock Exchange listing fees.......................   17,500
         Transfer agent expenses and fees ..........................        *
         Accounting fees and expenses...............................        *
         Legal fees and expenses....................................        *
         Printing and engraving expenses............................        *
         Miscellaneous..............................................        *
                                                                       --------
              Total expenses........................................  $     *
                                                                       ========
       *      To be provided by amendment

       All of the above fees and expenses will be paid by Regal-Beloit Corporation (the "Registrant"). Other than the Securities and Exchange Commission filing fee and the NASD filing fee, all fees and expenses are estimated.

Item 15. Indemnification of Directors and Officers.

       Pursuant to the provisions of the Wisconsin Business Corporation Law and the Registrant's Bylaws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrants against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses
(I) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareowners in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of criminal law unless the director or officer had a reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareowners or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

       The indemnification provided by the Wisconsin Business Corporation Law and the Registrant's Bylaws is not exclusive of any other rights to which a director or officer of the Registrant may be entitled. The Registrant also carries directors' and officers' liability insurance.

Item 16. Exhibits and Financial Statement Schedules.

       The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement.

Item 17. Undertakings.

       (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       (c)    The undersigned registrant hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beloit, State of Wisconsin, on January 31, 2002.

                                            REGAL-BELOIT CORPORATION


                                            By: /s/ James L. Packard
                                                --------------------------------
                                                James L. Packard
                                                Chairman, President and Chief
                                                Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints James L. Packard, Henry W. Knueppel and Kenneth F. Kaplan, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Signature                     Title                            Date

/s/ James L. Packard             Chairman, President and        January 31, 2002
-----------------------------    Chief Executive Officer
James L. Packard                 and Director (Principal
                                 Executive Officer)

/s/ Kenneth F. Kaplan            Vice President, Chief          January 31, 2002
-----------------------------    Financial Officer and
Kenneth F. Kaplan                Secretary (Principal
                                 Accounting and Financial
                                 Officer)

/s/ Henry W. Knueppel            Executive Vice President and   January 31, 2002
-----------------------------    Director
Henry W. Knueppel

/s/ Frank Bauchiero
-----------------------------
Frank Bauchiero                  Director                       January 31, 2002

/s/ J. Reed Coleman
-----------------------------
J. Reed Coleman                  Director                       January 31, 2002

/s/ John M. Eldred
-----------------------------
John M. Eldred                   Director                       January 31, 2002

/s/ Stephen Graff
-----------------------------
Stephen Graff                    Director                       January 31, 2002

/s/ Paul W. Jones
-----------------------------
Paul W. Jones                    Director                       January 31, 2002

      Signature                     Title                            Date


/s/ G. Frederick Kasten, Jr.
-----------------------------
G. Frederick Kasten, Jr.         Director                       January 31, 2002

/s/ John A. McKay
-----------------------------
John A. McKay                    Director                       January 31, 2002

                                  EXHIBIT INDEX
        Exhibit
         Number                Document Description

          (1)       Form of Underwriting Agreement.*

          (2.1) Agreement and Plan of Merger, dated as of February 26, 1997, among Regal-Beloit Corporation, Regal-Beloit Acquisition Corp., Marathon Electric Manufacturing Corporation, as amended and restated March 17, 1997 and March 26, 1997. [Incorporated by reference to Exhibit 2.1 to Regal-Beloit Corporation's Current Report on Form 8-K dated April 10, 1997]

          (2.2) Stock Purchase Agreement, dated as of August 7, 2000, among Regal-Beloit Corporation, LEC Acquisition Corp., Leeson Electric Corporation and the shareholders of Leeson Electric Corporation, as amended by First Amendment to Stock Purchase Agreement, dated as of September 29, 2000. [Incorporated by reference to Exhibit 2 to Regal-Beloit Corporation's Current Report on Form 8-K dated October 13, 2000]

          (4.1) Articles of Incorporation of Regal-Beloit Corporation. [Incorporated by reference to Exhibit B to Regal-Beloit Corporation's Definitive Proxy Statement on Schedule 14A filed on March 15, 1994]

          (4.2) Bylaws of Regal-Beloit Corporation. [Incorporated by reference to Exhibit C to Regal-Beloit Corporation's Corporation's Definitive Proxy Statement on Schedule 14A filed on March 15, 1994]

          (4.3) Rights Agreement, dated January 28, 2000, between Regal-Beloit Corporation and BankBoston, N.A. [Incorporated by reference to Exhibit 4.1 to Regal-Beloit Corporation's Registration Statement on Form 8-A, dated January 28, 2000]

          (4.4) Credit Agreement, dated as of September 29, 2000, among Regal-Beloit Corporation, M&I Marshall & Ilsley Bank, as Administrative Agent, and Swing Line Bank, Bank of America, N.A., as Documentation and Syndication Agent, Banc of America Securities LLC, as Lead Arranger and Book Manager, and each of the Banks party to the Credit Agreement. [Incorporated by reference to Exhibit 4 to Regal-Beloit Corporation's Current Report on Form 8-K dated October 13, 2000]

          (4.5) First Amendment to Credit Agreement, dated as of June 29, 2001, among Regal-Beloit Corporation, the financial institutions listed on the signature pages thereof, Bank of America, N.A., as Documentation and Syndication Agent, and M&I Marshall & Ilsley Bank, as Administrative Agent. [Incorporated by reference to Exhibit 1 to Regal-Beloit Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001]

          (4.6) Second Amendment and Waiver, dated as of January 31, 2002, among Regal-Beloit Corporation, the financial institutions listed on the signature pages thereof, Bank of America, N.A., as Documentation and Syndication Agent, and M&I Marshall & Ilsley Bank, as Administrative Agent. [Incorporated by reference to Exhibit 99.4 to Regal-Beloit Corporation's Current Report on Form 8-K dated February 1, 2002]

          (5)       Opinion of Foley & Lardner (including consent of counsel).

          (23.1)    Consent of Arthur Andersen LLP.

          (23.2)    Consent of Foley & Lardner (filed as part of Exhibit (5)).

-------------
     * To be filed by amendment or under subsequent Current Report on Form 8-K.

        Exhibit
         Number                Document Description

          (24) Power of Attorney relating to subsequent amendments (included on the signature page to this Registration Statement)








                                       E-2